EXHIBIT 99.1

EXECUTION VERSION

TECK RESOURCES LIMITED,
as Issuer
TCL U.S. HOLDINGS LTD.
TECK ALASKA INCORPORATED
TECK COAL PARTNERSHIP
TECK FINANCIAL CORPORATION LTD.
TECK METALS LTD.,
as Subsidiary Guarantors
8.000% Notes Due 2021
8.500% Notes Due 2024

————————
INDENTURE
Dated as of June 7, 2016
————————
THE BANK OF NEW YORK MELLON,

as Trustee

i

SCHEDULES
Schedule 1
APPENDIXES
Appendix A
Exhibit 1.1 to Appendix A–         Form of 2021 144A Security
Exhibit 1.2 to Appendix A–         Form of 2021 Regulation S Security
Exhibit 2.1 to Appendix A –        Form of 2024 144A Security
Exhibit 2.2 to Appendix A –        Form of 2024 Regulation S Security
Appendix B – Form of Certificate of Transfer
Appendix C – Form of Certificate of Exchange

INDENTURE dated as of June 7, 2016, among TECK RESOURCES LIMITED, a corporation organized under the laws of Canada (the “Company”), the Subsidiary Guarantors (as defined herein), and THE BANK OF NEW YORK MELLON, a banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”).
RECITALS
The Company has duly authorized the creation of an issuance of US$650,000,000 aggregate principal amount of 8.000% Notes due 2021 and US$600,000,000 aggregate principal amount of 8.500% Notes due 2024, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.
All things necessary to make the Securities (as defined below), when executed by the Company, authenticated and delivered hereunder and duly issued by the Company, the valid and binding obligations of the Company, and to make this Indenture a valid and legally binding agreement of the Company and the Subsidiary Guarantors, in accordance with its terms, have been done.
NOW, THEREFORE, THIS INDENTURE WITNESSETH:
For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the benefit of each other and the equal and proportionate benefit of all Holders of the Securities, as follows:
Article 1
Definitions and Incorporation by Reference
SECTION 1.01.                Definitions.
“2021 Securities” means the 8.000% Notes Due 2021 issued on the Issue Date and the Additional 2021 Securities, if any, treated as a single class.
“2024 Securities” means the 8.500% Notes Due 2024 issued on the Issue Date and the Additional 2024 Securities, if any, treated as a single class.
“Additional 2021 Securities” means 2021 Securities issued under this Indenture after the Issue Date and in compliance with Sections 2.13 and 4.05, it being understood that any 2021 Securities issued in exchange for or replacement of any 2021 Security issued on the Issue Date shall not be Additional 2021 Securities.
“Additional 2024 Securities” means 2024 Securities issued under this Indenture after the Issue Date and in compliance with Sections 2.13 and 4.05, it being understood that any 2024 Securities issued in exchange for or replacement of any 2024 Security issued on the Issue Date shall not be Additional 2024 Securities.
“Additional Securities” means, collectively, the Additional 2021 Securities and the Additional 2024 Securities, if any.
“Affiliate” of any specified Person means any other Person, directly or indirectly, Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Applicable Premium” as calculated by the Company, means (i) with respect to a 2021 Security at any redemption date, the greater of (A) 1.00% of the principal amount of such 2021 Security and (B) the excess of (1) the present value at such redemption date of (a) the redemption price (such redemption price being set forth in the table appearing in Section 3.08(a)(4)) of such 2021 Security on June 1, 2018 exclusive of any accrued interest plus (b) all required remaining scheduled interest payments due on such 2021 Security through June 1, 2018 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such 2021 Security on such redemption date and (ii) with respect to a 2024 Security at any redemption date, the greater of (A) 1.00% of the principal amount of such 2024 Security and (B) the excess of (1) the present value at such redemption date of (a) the redemption price (such redemption price being set forth in the table appearing in Section 3.08(b)(4)) of such 2024 Security on June 1, 2019 exclusive of any accrued interest plus (b) all required remaining scheduled interest payments due on such 2024 Security through June 1, 2019 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such 2024 Security on such redemption date.
“Applicable Procedures” means, with respect to any transfer, redemption or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depositary that apply to such transfer, redemption or exchange.
“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of the Board of Directors of the Company.
“Business Day” means each day which is not a Legal Holiday.
“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
“Change of Control” means the occurrence of any of the following:
(1)            the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to the Company or one of its Subsidiaries;
(2)            the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided that any holding company whose only significant asset is Capital Stock of the Company or any of its direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of this clause (2);
(3)            the Company consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, the Company, in any such event pursuant to a transaction in which any outstanding Voting Stock of the Company or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction; or
(4)            the adoption of a plan relating to the Company’s liquidation or dissolution.
“Change of Control Payment” means, with respect to Securities of a series tendered pursuant to a Change of Control Offer, an amount equal to 101% of the aggregate principal amount of the Securities of such series repurchased plus accrued and unpaid interest thereon, if any, to, but not including the date of repurchase.
“Change of Control Repurchase Event” means the Securities of the applicable series are not rated Investment Grade by both Rating Agencies on any date during the 60-day period (which period shall be extended so long as the rating of the Securities of such series is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) (the “trigger period”) after the earlier of (1) the occurrence of a Change of Control; or (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control.  Notwithstanding the foregoing, no Change of Control Repurchase Event shall be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.
“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with GAAP.
“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.
“Corporate Trust Office” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 101 Barclay Street, Floor 4 East, New York, New York 10286, Attention:  Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).
“Credit Facilities” means (a) that certain Third Amended and Restated Credit Agreement dated June 25, 2013, by and among the Company, JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent and the other lenders party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount whether or not with the same lenders or agents and whether or not in the form of loans, notes, securities or other indebtedness), and (b) that certain Credit Agreement dated as of June 24, 2015, by and among the Company, The Bank of Nova Scotia, as administrative agent and Canadian Imperial Bank of Commerce, Bank of Montreal, Royal Bank of Canada and The Toronto-Dominion Bank, as syndication agents, and the other lenders party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount whether or not with the same lenders or agents and whether or not in the form of loans, notes, securities or other indebtedness).
“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
“Definitive Security” means a certificated Security registered in the name of the Holder thereof and issued in accordance with Section 2.3 to Appendix A of this Indenture, in substantially the form of a Global Security hereto except that such Security shall not bear the Global Security Legend and shall not have the “Schedule of Exchanges of Interests in the Global Security” attached thereto.
“Depositary” means, with respect to the Securities issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Securities, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provisions of this Indenture.
“Equity Offering” means a primary offering of Capital Stock other than (i) Preferred Stock, (ii) issuances to a Subsidiary of the Company or (iv) public offerings with respect to the Company’s common shares made pursuant to an employee benefit plan only to employees of the Company or its Subsidiaries.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.
“Form of 2021 Security” means the Form of 2021 144A Security and Form of 2021 Regulation S Security attached to this Indenture at Appendix A Exhibit 2.1 and Exhibit 2.2, respectively.
“Form of 2024 Security” means the Form of 2024 144A Security and Form of 2024 Regulation S Security attached to this Indenture at Appendix A Exhibit 2.1 and Exhibit 2.2, respectively.
“Funded Debt” means, as applied to any Person, all Indebtedness created or assumed by such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of creation thereof.
“GAAP” means generally accepted accounting principles in Canada in effect from time to time (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board), unless the Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case “GAAP” shall mean generally accepted accounting principles in the United States in effect from time to time.
“Global Security Legend” means the legend set forth in Section 2.3(e)(4) of Appendix A to this Indenture, which is required to be placed on all Global Securities issued under this Indenture.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:
(1)            to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or
(2)            entered into for the primary purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.  The term “Guarantee” used as a verb has a corresponding meaning.
“Holder” means the Person in whose name a Security is registered on the Registrar’s books.
“Incur” means issue, assume, Guarantee, incur or otherwise become liable for.  The term “Incurrence” when used as a noun shall have a correlative meaning.
“Indebtedness” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements. For greater clarity, “Indebtedness” does not include (i) obligations in respect of royalty or precious metals, oil, gas, timber or any other minerals stream or similar transactions that are customary in the mining and oil and gas business (as determined in good faith by the Company); or (ii) undrawn letters of credit, performance bonds, or surety, environmental, reclamation, or appeal bonds or similar instruments.
“Indenture” means this Indenture as amended or supplemented from time to time.
“Indirect Participant” means a Person who holds a beneficial interest in a Global Security through a Participant.
“Initial Subsidiary Guarantor” means the entities listed on Schedule 1 to this Indenture.
“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include December 1, 2016.
“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.
“Issue Date” means June 7, 2016.
“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, exercise of a Holder’s option to require the Company to purchase or repay the Security, or otherwise.
“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.
“Mortgage” means any mortgage, deed of trust, pledge, hypothéc, lien, encumbrance, charge or security interest of any kind.
“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refinancings of such Indebtedness; provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.
“Offering Memorandum” means the offering memorandum dated as of May 26, 2016 relating to the offering of the Securities on the Issue Date.
“Officer” means any one of the Chief Executive Officer, the Chief Financial Officer, the Chairman, any Deputy Chairman, the President, any Senior Vice President, any Vice President, the Controller, the Treasurer or the Secretary of the Company.
“Officers’ Certificate” means a certificate signed by any one of the Chairman, Deputy Chairman, President, any Senior Vice President or any Vice President, together with any one of the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, of the Company, and delivered to the Trustee.
“Opinion of Counsel” means a written opinion of counsel, who may be internal legal counsel for the Company, and who shall be reasonably acceptable to the Trustee.
“Outstanding”, when used with respect to Securities of any series, means, as of the date of determination, all Securities of such series theretofore authenticated and delivered under this Indenture, except:
(1)            Securities of such series theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;
(2)            Securities of such series, or portions thereof for which payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;
(3)            Securities of such series, except to the extent provided in Sections 8.02 and 8.03, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article 8; and
(4)            Securities of such series which have been issued pursuant to Section 2.07 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a “protected purchaser” (as defined in Article 8 of the UCC) in whose hands such Securities are valid obligations of the Company;
provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, or are present at a meeting of Holders for quorum purposes, Securities of such series owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities of such series which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.
“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.
“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
“principal” of a Security means the principal of the Security plus the premium, if any, payable on the Security which is due or overdue or is to become due at the relevant time.
“Principal Property” means the interest of the Company or any Restricted Subsidiary in (1) the property located near Sparwood, British Columbia, Canada, known as the “Elkview Mine,” the property located near Elkford, British Columbia, Canada, known as the “Fording River Mine,” the property located near Kamloops, British Columbia, Canada, known as the “Highland Valley copper mine” and the property located near Kotzebue, Alaska, USA, known as the “Red Dog mine”; and (2) any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of this Indenture or hereafter acquired or constructed by the Company or any Restricted Subsidiary, which, in the case of the items enumerated in each of 2(a) and 2(b) above, is located in Canada or the United States or its territories or possessions, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount which exceeds 10% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of the Company by resolution declares is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise.
“Private Placement Legend” means the legend set forth in Section 2.3(e)(1) of Appendix A hereof to be placed on all Securities issued under this Indenture except as otherwise permitted by the provisions of this Indenture.
“QIB” means a “qualified institutional buyer” as defined in Rule 144A.
“Quotation Agent” means the Reference Treasury Dealer selected by the Company.
“Rating Agency” means each of Moody’s and S&P; provided that, if any of Moody’s or S&P ceases to rate the Securities of such series or fails to make a rating of the Securities of such series publicly available for any reason that is beyond the Company’s control, the Company may select (as certified by a resolution of the Company’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be, that is reasonably acceptable to the Trustee.
“Release Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch).
“Restricted Subsidiary” means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions; and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term “Restricted Subsidiary” shall not include any Subsidiary the principal assets of which are stock or Indebtedness of Persons which conduct substantially all of their business outside Canada or the United States or its territories or possessions.
“Restricted Definitive Security” means one or more Definitive Securities bearing the Private Placement Legend.
“Restricted Global Security” means 144A Global Securities and Regulation S Global Securities.
“Rule 144” means Rule 144 promulgated under the Securities Act.
“Rule 144A” means Rule 144A promulgated under the Securities Act.
“Rule 903” means Rule 903 promulgated under the Securities Act.
“Rule 904” means Rule 904 promulgated under the Securities Act.
“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

“SEC” means the U.S. Securities and Exchange Commission.
“Securities” means the 2021 Securities and the 2024 Securities.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Shareholders’ Equity” means the aggregate amount of shareholders’ equity of the Company as shown on the most recent audited annual consolidated balance sheet of the Company and computed in accordance with GAAP.
“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).
“Subsidiary” means, at any relevant time, any Person of which the outstanding voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for the Company and/or one or more Subsidiaries of the Company.
“Subsidiary Guarantee” means each Guarantee of the obligations with respect to the Securities issued by a Subsidiary of the Company pursuant to the terms of this Indenture.
“Subsidiary Guarantor” means any Subsidiary that has issued a Subsidiary Guarantee.
“Successor Person” means, with respect to any Person, the resulting Person formed by or continuing from such consolidation or amalgamation or into which such Person is merged or with which such Person enters into a statutory plan of arrangement or the acquiring Person that acquires or leases all or substantially all of such Person’s properties and assets.
“Treasury Rate” means, as determined by the Company, (i) as of any date of redemption of the 2021 Securities, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to June 1, 2018; provided, however, that if the period from the redemption date to June 1, 2018 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to June 1, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used; and (ii) as of any date of redemption of the 2024 Securities, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to June 1, 2019; provided, however, that if the period from the redemption date to June 1, 2019 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to June 1, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.
“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, senior associate, associate, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.
“Unrestricted Definitive Securities” means one or more Definitive Securities that do not and are not required to bear the Private Placement Legend.
“Unrestricted Global Securities” means one or more Global Securities that do not and are not required to bear the Private Placement Legend and are deposited with and registered in the name of the Depositary or its nominee.
“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
SECTION 1.02.                Other Definitions.
Term	Defined in Section
“144A Global Security”	Appendix A 2.1(a)
“2010 Indenture”	11.06(b)
“2012 Indenture”	11.06(b)
“2021 144A Global Security”	Appendix A 2.1(a)
“2021 Regulation S Global Security”	Appendix A 2.1(a)
“2024 144A Global Security”	Appendix A 2.1(a)
“2024 Regulation S Global Security”	Appendix A 2.1(a)
“Agent Members”	Appendix A 2.1(b)
“Additional Amounts”	12.01(a)
“Appendix A”	2.01
“Applicable Law”	13.12
“Canadian Taxes”	12.01(a)
“Change of Control Payment Date”	4.03(b)(4)
“CMTQB”	4.05(a)(9)
“covenant defeasance”	8.03
“defeasance”	8.02
“DTC”	2.03
“Event of Default”	6.01

“Excluded Holder”	12.01(a)
“Global Security”	Appendix A 2.1(a)
“Guaranteed Obligations”	11.01
“Participating NRSRO”	11.06(c)(1)
“Paying Agent”	2.03
“refinancing”	4.05(a)(11)
“Registrar”	2.03
“Regulation S Global Security”	Appendix A 2.1(a)
“Release Date”	11.06(a)(4)
“SEC”	4.02
“series”	1.06
“Successor Company”	5.01(a)(1)
“Teck Metals”	11.06(b)
“Teck Metals Guarantee”	11.06(c)
“Teck Metals Release Date”	11.06(c)(1)
“Trust Indenture Act”	1.07
“U.S. Government Obligations”	8.04

SECTION 1.03.                Rules of Construction.  Unless the context otherwise requires:
(1)            a term has the meaning assigned to it;
(2)            an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;
(3)            “or” is not exclusive;
(4)            “including” means including without limitation;
(5)            words in the singular include the plural and words in the plural include the singular;
(6)            unsecured Indebtedness shall not be deemed to be subordinate or junior to secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;
(7)            secured Indebtedness shall not be deemed to be subordinate or junior to any other secured Indebtedness merely because it has a junior priority with respect to the same collateral;
(8)            the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;
(9)            all references to the date the Securities were originally issued shall refer to the Issue Date.
SECTION 1.04.                Agent for Service; Submission to Jurisdiction; Waiver of Immunities.  By the execution and delivery of this Indenture, the Company and each Subsidiary Guarantor (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities, the Subsidiary Guarantees or this Indenture that may be instituted in any United States federal or New

York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or, subject to Section 6.07, any Holder of Securities or Subsidiary Guarantees in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to the Company (mailed or delivered to its Secretary at its principal office specified in Section 13.01), shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as any of the Securities shall be Outstanding or any amounts shall be payable in respect of any Securities.
Each of the Company and the Subsidiary Guarantors irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit or proceeding in any such court.
To the extent that the Company or any Subsidiary Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of them hereby irrevocably waives such immunity in respect of its obligations under this Indenture, the Subsidiary Guarantees and the Securities, to the extent permitted by law.
SECTION 1.05.                Currency.  References herein to “$” or US$ are to lawful money of United States of America and references herein to “CDN$” are to lawful money of Canada.
SECTION 1.06.                Series.  The 2021 Securities and the 2024 Securities will be two separate series (each a “series”) of Securities under this Indenture.
SECTION 1.07.                No Incorporation by Reference of Trust Indenture Act.  This Indenture is not qualified under the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the Trust Indenture Act shall not apply to or in any way govern the terms of this Indenture.  As a result, no provisions of the Trust Indenture Act are incorporated into this Indenture.
Article 2
The Securities
SECTION 2.01.                Form and Dating.  Provisions relating to the Securities are set forth in Appendix A attached hereto (“Appendix A”) which is hereby incorporated in, and expressly made part of, this Indenture.  The Securities and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit 1.1 and Exhibit 1.2 to Appendix A, in the case of the 2021 144A Securities and 2021 Regulation S Securities, respectively, and Exhibit 2.1 and Exhibit 2.2 to Appendix A, in the case of the 2024 144A Securities and 2024 Regulation S Securities, respectively, which are hereby incorporated in, and expressly made a part of, this Indenture.  The Securities of each series may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company).  Each Security shall be dated the date of its authentication.  The terms of the Securities set forth in Appendix A are part of the terms of this Indenture.

SECTION 2.02.                Execution and Authentication.  Two Officers shall sign the Securities for the Company by manual or facsimile signature.
If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.
A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security.  The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.
The Trustee, upon a written order of the Company signed by two Officers of the Company, together with the other documents required by Sections 13.02 and 13.03, shall authenticate (i) 2021 Securities for original issue on the Issue Date in the aggregate principal amount not to exceed $650,000,000 and (ii) subject to Section 4.05, Additional 2021 Securities.  The Trustee, upon a written order of the Company signed by two Officers of the Company, together with the other documents required by Sections 13.02 and 13.03, shall authenticate (i) 2024 Securities for original issue on the Issue Date in the aggregate principal amount not to exceed $600,000,000 and (ii) subject to Section 4.05, Additional 2024 Securities.  Such written order of the Company shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated.
The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Securities.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.
SECTION 2.03.                Registrar and Paying Agent.  The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where Securities may be presented for payment (the “Paying Agent”).  The Registrar shall keep a register of the Securities and of their transfer and exchange.  The Company may have one or more co-registrars and one or more additional paying agents.  The term “Paying Agent” includes any additional paying agent.
The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such agent.  The Company shall notify the Trustee of the name and address of any such agent.  If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07.  The Company may change the Paying Agent or Registrar without prior notice to the Holders.  The Company or any Wholly Owned Subsidiary incorporated or organized within The United States of America may act as Paying Agent, Registrar, co-registrar or transfer agent.
The Company initially appoints the Trustee as Registrar and Paying Agent in connection with the Securities of each series.
The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Securities.
SECTION 2.04.                Paying Agent To Hold Money in Trust.  Prior to each due date of the principal of and interest on any Security, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due.  The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders of Securities of a series or the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities of such series and shall notify the Trustee of any default by the Company in making any such payment.  If the Company or a Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent.  Upon complying with this Section, the Paying Agent shall have no further liability for the money delivered to the Trustee.
SECTION 2.05.                Lists of Holders of Securities.  The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of Securities of each series.  If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date with respect to a series of Securities and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders of Securities of such series.
SECTION 2.06.                Transfer and Exchange.  The Securities of each series shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer.  When a Security is presented to the Registrar or a co-registrar, if any, with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture (including the Appendix A thereto) are met.  When Securities of a series are presented to the Registrar or a co-registrar, if any, with a request to exchange them for an equal principal amount of Securities such series of other denominations, the Registrar shall make the exchange as requested if the same requirements are met.
The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary participants or beneficial owners of interests in any Definitive Security or Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depositary.
SECTION 2.07.                Replacement Securities.  If any mutilated Security is surrendered to the Trustee or either the Company or the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Security, the Company shall issue and the Trustee, upon receipt of evidence of authentication in accordance with Section 2.02, shall authenticate a replacement Security if the Trustee’s requirements for replacement of Securities are met.  An indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Security is replaced.  The Trustee and the Company each may charge such Holder for their expenses in replacing such Security.
Every replacement Security is an additional obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Securities duly issued hereunder.
Every replacement Security is an additional Obligation of the Company.

SECTION 2.08.                Outstanding Securities.  Securities of a series outstanding at any time are all Securities of such series authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding.  A Security does not cease to be outstanding because the Company or an Affiliate of the Company holds the Security.
If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Security is held by a protected purchaser (as defined in Section 8-303 of the Uniform Commercial Code).
If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) of a series to be redeemed or maturing, as the case may be, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.
SECTION 2.09.                Temporary Securities.  Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities.  Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities.  Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities and deliver them in exchange for temporary Securities.
SECTION 2.10.                Cancellation.  The Company at any time may deliver Securities to the Trustee for cancellation.  The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment.  The Trustee and no one else shall cancel and dispose of (subject to the record retention requirements of the Exchange Act) all Securities surrendered for registration of transfer, exchange, payment or cancellation and deliver a certificate of such cancellation to the Company unless the Company directs the Trustee to deliver canceled Securities to the Company.  The Company may not issue new Securities to replace Securities it has redeemed, paid or delivered to the Trustee for cancellation.
SECTION 2.11.                Defaulted Interest.  If the Company defaults in a payment of interest on the Securities of a series, the Company shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) on such series in any lawful manner.  The Company may pay the defaulted interest on such series to the persons who are Holders of Securities of such series on a subsequent special record date.  The Company shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly mail to each Holder of Securities of such series a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.
SECTION 2.12.                CUSIP Numbers, ISINs, etc.  The Company in issuing the Securities may use “CUSIP” numbers, ISINs and “Common Code” numbers (in each case if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall advise the Trustee in writing of any change in any “CUSIP” numbers, ISINs or “Common Code” numbers applicable to the Securities.
SECTION 2.13.                Issuance of Additional Securities.  After the Issue Date, the Company shall be entitled, subject to its compliance with Section 4.05, to issue Additional Securities of any series under this

Indenture, which Securities shall have identical terms as the Securities of the same series issued on the Issue Date, other than with respect to the date of issuance and issue price.  All 2021 Securities issued under this Indenture (including any Additional 2021 Securities) shall be treated as a single class for all purposes of this Indenture, including waivers, amendments, redemptions and offers to purchase, and all 2024 Securities issued under this Indenture (including any Additional 2024 Securities) shall be treated as a single class for all purposes of this Indenture, including waivers, amendments, redemptions and offers to purchase.
The 2021 Securities and the 2024 Securities each shall be treated as a separate class for all purposes of this Indenture, including in respect of waivers, amendments, redemptions, offers to purchase and the application of, and determination of compliance with, the covenants contained in Article 4 hereof.
With respect to any Additional Securities of a series, the Company shall set forth in a resolution of the Board of Directors and an Officers’ Certificate, a copy of each which shall be delivered to the Trustee, the following information:
(1)            the series and the aggregate principal amount of such Additional Securities to be authenticated and delivered pursuant to this Indenture and the provision of Section 4.05 that the Company is relying on to issue such Additional Securities; and
(2)            the issue price, the issue date and the CUSIP number and ISIN, if any, of such Additional Securities; provided, however, that if the Additional Securities are not fungible with the applicable series of Securities for U.S. federal income tax purposes, the Additional Securities will have a separate CUSIP number.
In addition to the foregoing, the Company shall deliver to the Trustee a written order as described in Section 2.01, an Opinion of Counsel as to enforceability of the Additional Securities, together with an Opinion of Counsel that all conditions precedent to the issuance and authentication of the Additional Securities have been satisfied.
Article 3
Redemption
SECTION 3.01.                Notices to Trustee.  If the Company elects to redeem Securities of any series pursuant to Section 3.08 or Section 3.09, it shall notify the Trustee in writing of the redemption date, the principal amount of Securities to be redeemed, the redemption price, if then ascertainable and the paragraph or subparagraph of such Article or Section of this Indenture pursuant to which the redemption shall occur.
The Company shall give each notice to the Trustee provided for in this Section at least 45 days before the redemption date unless the Trustee consents to a shorter period.  Such notice shall be accompanied by an Officers’ Certificate and an Opinion of Counsel from the Company to the effect that such redemption will comply with the conditions herein.
SECTION 3.02.                Selection of Securities to Be Redeemed.  If fewer than all the Securities of any series are to be redeemed, the Trustee shall select the Securities of such series to be redeemed (1) if such Securities are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such Securities are listed, (2) if such Securities are not so listed but are in global form, then by lot or otherwise in accordance with the procedures of the Depositary or (3) if such Securities are not so listed and are not in global form, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate, although no

Security of US$2,000 in original principal amount or less will be redeemed in part.  Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.  The Trustee shall notify the Company promptly of the Securities or portions of Securities to be redeemed.
SECTION 3.03.                Notice of Redemption.  At least 30 days but not more than 60 days before a date for redemption of Securities of a series, the Company shall send, or cause to be sent (in the case of Securities held in book-entry form, by electronic transmission) a notice of redemption to each Holder of Securities of such series to be redeemed at such Holder’s registered address or otherwise in accordance with the procedures of the Depositary.  Notwithstanding the above, when notice has to be given to a holder of a global security (including any notice of redemption) such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with Applicable Procedures.  Notices to the Trustee may be given by email in PDF format.
The notice shall identify the Securities of such series to be redeemed and shall state:
(1)            the redemption date;
(2)            the redemption price;
(3)            the name and address of the Paying Agent;
(4)            that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;
(5)            if fewer than all the outstanding Securities of such series are to be redeemed, the identification and principal amounts of the particular Securities to be redeemed;
(6)            that, unless the Company defaults in making such redemption payment, interest on Securities (or portion thereof) called for redemption ceases to accrue on and after the redemption date;
(7)            the “CUSIP” number, ISIN or “Common Code” number, if any, printed on the Securities being redeemed; and
(8)            that no representation is made as to the correctness or accuracy of the “CUSIP” number, ISIN, or “Common Code” number, if any, listed in such notice or printed on the Securities.
At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense.  In such event, the Company shall provide the Trustee with an Officers’ Certificate delivered five Business Days prior to notification of the Holders (unless the Trustee consents to a shorter period) containing the information required by this Section.
SECTION 3.04.                Effect of Notice of Redemption.  Once notice of redemption is mailed, Securities of a series called for redemption become due and payable on the redemption date and at the redemption price stated in the notice.  Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date), and such Securities shall be canceled by the Trustee.  Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.
SECTION 3.05.                Deposit of Redemption Price.  On or prior to the redemption date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest on all Securities of a series or portions thereof to be redeemed on that date other than Securities of such series or portions of Securities of such series called for redemption which have been delivered by the Company to the Trustee for cancellation.
SECTION 3.06.                Securities Redeemed in Part.  Upon surrender of a Security of a series that is redeemed in part, the Company shall execute and the Trustee shall authenticate for the Holder (at the Company’s expense) a new Security of such series equal in principal amount to the unredeemed portion of the Security surrendered.
SECTION 3.07.                No Mandatory Redemption.The Company is not required to make mandatory redemption or sinking fund payments with respect to the Securities.  The Company and is Subsidiaries may acquire Securities through redemption, by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and regulations, so long as such acquisition does not otherwise violate the terms of this Indenture, upon such terms and at such prices as the Company or its Subsidiaries may determine.
SECTION 3.08.                Optional Redemption.
(a)            The 2021 Securities.
(1)            Prior to June 1, 2018, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(2)            Prior to June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).  Promptly after the determination thereof, the Company shall give the Trustee notice of the redemption price provided for in this Section 3.08(a)(2), and the Trustee shall not be responsible for such calculation.
(3)            Except pursuant to Section 3.08(a)(1) or (a)(2) and pursuant to Section 3.09, the 2021 Securities shall not be redeemable at the Company’s option prior to June 1, 2018.
(4)            On or after June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at the redemption prices applicable to the 2021 Securities

(expressed as a percentage of principal amount of the 2021 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2021 Securities Redemption Percentage
2018	104.000%
2019	102.000%
2020 and thereafter	100.000%
(b)            The 2024 Securities.
(1)            Prior to June 1, 2019, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(2)            Prior to June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).  Promptly after the determination thereof, the Company shall give the Trustee notice of the redemption price provided for in this Section 3.08(b)(2), and the Trustee shall not be responsible for such calculation.
(3)            Except pursuant to Section 3.08(b)(1) or (b)(2)  and pursuant to Section 3.09, the 2024 Securities shall not be redeemable at the Company’s option prior to June 1, 2019.
(4)            On or after June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at the redemption prices applicable to the 2024 Securities (expressed as a percentage of principal amount of the 2024 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2024 Securities Redemption Percentage
2019	106.375%
2020	104.250%

Year	2024 Securities Redemption Percentage
2021	102.125%
2022 and thereafter	100.000%
(c)            Any redemption pursuant to this Section 3.08 shall be made pursuant to Sections 3.01 through 3.06.
SECTION 3.09.                Tax Redemption.
(a)            The Securities of a series shall be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to, but not including, the date fixed for redemption, upon the giving of a notice as described below, if the Company determines that:
(1)            as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the Company’s successor) or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) May 26, 2016, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes the Company’s successor, the Company or such successor, as applicable, has or shall become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts pursuant to Section 12.01 with respect to any Security of such series; or
(2)            on or after (i) May 26, 2016, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes the Company’s successor, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the Company’s successor) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in Section 3.09(a)(1), whether or not such action was taken or such decision was rendered with respect to the Company or such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in an Opinion of Counsel, will result in the Company, or such successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series, and, in any such case, the Company, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to the Company;
provided, however, that (i) no such notice of redemption may be given earlier than 60 or later than 30 days prior to the date fixed for redemption and such notice shall specify the date fixed for redemption, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
(b)            In the event that the Company elects to redeem the Securities of a series pursuant to Section 3.09(a), the Company shall deliver to the Trustee an Officers’ Certificate stating that the Company is entitled to redeem the Securities of such series pursuant to their terms.

Article 4
Covenants
SECTION 4.01.                Payment of Securities.  The Company shall promptly pay the principal of (and premium, if any) and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture.  Principal and interest shall be considered paid on the date due if the Trustee or the Paying Agent holds in accordance with this Indenture as of 11:00 a.m. Eastern time on the due date money sufficient to pay all principal and interest then due.
The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.
SECTION 4.02.                Provision of Financial Information.
(a)            The Company shall file with the Trustee, within 15 days after the date the Company files the same with the SEC, copies, which may be in electronic format, of the Company’s annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.  Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company shall continue to provide the Trustee:
(1)            within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and
(2)            within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities listed on such exchange.
(b)            The information required pursuant to Section 4.02(a), to the extent permitted by the rules and regulations of the SEC, shall be prepared in accordance with Canadian disclosure requirements and GAAP as applicable; provided, however, that the Company shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.
(c)            In addition, for so long as any Securities of a series are not freely tradable under the Securities Act, if at any time the Company is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Company shall furnish to Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
(d)            Delivery of reports, information and documents pursuant to this Section 4.02 to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

SECTION 4.03.                Change of Control.  (a)  Upon the occurrence of a Change of Control Repurchase Event, unless all Securities of such series have been called for redemption pursuant to Section 3.08, the Company shall be required to make an offer to each Holder of the Securities of such series to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of such Holder’s Securities of such series at a repurchase price in cash equal to the Change of Control Payment.
(b)            Within 45 days following any Change of Control Repurchase Event, or, at the Company’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company shall mail, or cause to be mailed, a notice to each Holder of Securities of such series, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event offering to repurchase the Securities of such series on the Change of Control Payment Date specified in such notice and specifying:
(1)            if applicable, that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s Securities of such series at a repurchase price in cash equal to the Change of Control Payment and that all Securities of such series tendered will be accepted for payment;
(2)            the circumstances and relevant facts regarding such Change of Control;
(3)            the instructions, as determined by the Company, consistent with this Section 4.03, that a Holder must follow in order to have its Securities of such series purchased;
(4)            the Change of Control Payment and the repurchase date, which date shall be a Business Day no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”);
(5)            the CUSIP number for the Securities of such series;
(6)            that any Security of such series not tendered will continue to accrue interest;
(7)            that, unless the Company defaults in the payment of the Change of Control Payment, all Securities of such series accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;
(8)            that Holders electing to have any Securities of such series purchased pursuant to a Change of Control Offer will be required to surrender such Securities to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;
(9)            that Holders will be entitled to withdraw their election referred to in clause (viii) if the Paying Agent receives, not later than the close of business on the first Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Securities of such series delivered for purchase, and a statement that such Holder is withdrawing his election to have the Securities of such series purchased;
(10)            that Holders whose Securities of such series are being purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion of the Securities of such series surrendered, which unpurchased portion will be equal to US$2,000 in principal amount or an integral multiple of US$1,000 in excess thereof; and
(11)            if such notice is mailed prior to the date of consummation of the Change of Control, that the Change of Control Offer is conditioned on the Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.
(c)            The Company shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law.  The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Securities of a series as a result of a Change of Control Repurchase Event.  To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.03, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.03 by virtue of such conflict.
(d)            On the Change of Control Payment Date, the Company will, to the extent lawful:
(1)            accept for payment all Securities of such series or portions thereof properly tendered pursuant to the Change of Control Offer;
(2)            deposit with the Trustee or the Paying Agent, as applicable, an amount equal to the Change of Control Payment in respect of all Securities of such series or portions of Securities of such series properly tendered; and
(3)            deliver or cause to be delivered to the Trustee or the Paying Agent, as applicable, the Securities of such series so accepted by the Company, for cancellation, together with an Officers’ Certificate stating the aggregate principal amount of Securities of such series or portions of Securities of such series being purchased by the Company.
(e)            The Trustee or the Paying Agent, as applicable, will promptly mail to each Holder of Securities of the applicable series properly tendered the Change of Control Payment for such Securities of such series, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Security of such series equal in principal amount to any unpurchased portion of any Securities of such series surrendered; provided, that each new Security of such series will be in a minimum principal amount of US$2,000 and integral multiple of US$1,000 in excess thereof.
(f)            The Company shall not be required to make a Change of Control Offer upon a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.03 applicable to a Change of Control Offer made by the Company and such third party purchases all Securities of such series properly tendered and not withdrawn under such Change of Control Offer.
(g)            In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Securities of a series accept the Change of Control Offer upon a Change of Control Repurchase Event and the Company purchases all of the Securities of such series held by such Holders, the Company shall have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer, to redeem all of the Securities of such series that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of the Securities of such series redeemed plus any accrued and unpaid interest on the Securities of such series redeemed to, but not including, the date of redemption.

(h)            The provisions set forth in this Section 4.03 may be waived or modified with the written consent of the Holders of a majority in principal amount of the Securities of the applicable series.
SECTION 4.04.                Negative Pledge.  (a)  So long as any Securities of a series are Outstanding and subject to the terms of this Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Mortgage on or over any Principal Property now owned or hereafter acquired by the Company or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary, now owned or hereafter acquired by the Company or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the Outstanding Securities of such series (together with, if and to the extent the Company shall so determine, any other Indebtedness then existing or thereafter created) are secured (for the avoidance of doubt, but only to the extent of any Mortgage not otherwise permitted pursuant to the below proviso to this paragraph) equally and ratably with (or prior to) any and all such Indebtedness for so long as such Indebtedness shall be secured by such Mortgage, provided, however, that the foregoing covenants shall not apply to or operate to prevent or restrict any of the following:

(1)            any Mortgage on property, shares of stock or Indebtedness of any Person existing at the time such Person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such Person;
(2)            any Mortgage on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by the Company or a Restricted Subsidiary, whether or not assumed by the Company or such Restricted Subsidiary; provided that no such Mortgage shall extend to any other Principal Property of the Company or any Restricted Subsidiary;
(3)            any Mortgage on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property) hereafter acquired, developed, expanded or constructed by the Company or any Restricted Subsidiary to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by the Company or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; provided that no such Mortgage shall extend to any other Principal Property of the Company or a Restricted Subsidiary other than, in the case of any such construction, improvement, development, expansion or addition to improvements, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;
(4)            any Mortgage on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to the Company or to another Restricted Subsidiary;
(5)            any Mortgage on any Principal Property of the Company to secure Indebtedness owing by it to a Restricted Subsidiary;

(6)            any Mortgage on any Principal Property or other assets of the Company or any Restricted Subsidiary existing on the date of this Indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of this Indenture;
(7)            any Mortgage on any Principal Property or other assets of the Company or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Mortgages, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Mortgage shall be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Mortgage extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness; or
(8)            any Mortgage on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of the Company or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions of this Section 4.04, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Mortgages on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary (excluding Indebtedness secured by Mortgages permitted under the foregoing exceptions) and, without duplication, Indebtedness Incurred pursuant to Section 4.05(a)(4), in each case, then outstanding would not then exceed 10% of Consolidated Net Tangible Assets.
(b)            For purposes of this Section 4.04, the giving of a guarantee which is secured by a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness which existed prior to the creation of such Mortgage, shall be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Mortgage but the amount of Indebtedness secured by Mortgages on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries shall be computed without cumulating the underlying Indebtedness with any guarantee thereof or Mortgage securing the same.
(c)            For purposes of this Section 4.04, the following types of transactions shall not be deemed to be Mortgages securing Indebtedness and accordingly, nothing contained in this Section 4.04 shall prevent, restrict or apply to: (i) any acquisition by the Company or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; (ii) any conveyance or assignment whereby the Company or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or (iii) any Mortgage upon any property or assets owned or leased by the Company or any Restricted Subsidiary or in which the Company or any Restricted Subsidiary owns an interest to secure to the Person or Persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such Person or Persons of the Company’s or the Restricted Subsidiary’s proportionate part of such development or operating expense; provided that such Mortgage does not extend beyond such property or assets and that the principal amount of any Indebtedness secured thereby does not exceed the amount of such expenses.

SECTION 4.05.                Limitation on Subsidiary Guarantor Indebtedness.  (a)  So long as any Securities of a series are Outstanding, the Company shall not permit any Subsidiary Guarantor to, Incur, directly or indirectly, any Indebtedness other than:
(1)            Indebtedness Incurred pursuant to the Credit Facilities in an aggregate amount at any one time outstanding not to exceed US$4.2 billion;
(2)            Indebtedness Incurred in an aggregate amount at any one time outstanding not to exceed US$2.0 billion in connection with any reimbursement or other obligations in respect of letters of credit, performance bonds, and surety, environmental, reclamation or appeal bonds or similar instruments, whether Incurred to secure reclamation or other obligations, and whether or not such instruments are issued to secure reclamation or other obligations, and including any such obligation as a result of a draw or demand thereunder;
(3)            Indebtedness represented by the Securities of each series or the Subsidiary Guarantees (not including any Additional Securities or Guarantees thereof);
(4)            Indebtedness in an aggregate amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (4) and, without duplication, Indebtedness secured by a Mortgage pursuant to Section 4.04(a)(8), in each case, then outstanding, will not exceed 10% of Consolidated Net Tangible Assets;
(5)            Indebtedness owing by such Subsidiary Guarantor to the Company or to another Subsidiary;
(6)            Indebtedness existing on the date of this Indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of this Indenture (other than the Indebtedness described in Section 4.05(a)(1), (a)(2) and (a)(3), but including the obligation with respect to Teck Metals in any outstanding notes of a series issued under the 2010 Indenture or the 2002 Indenture);
(7)            Indebtedness that consists of purchase money obligations; provided that such Indebtedness is Incurred within 360 days after the date on which the relevant purchase money obligation was entered into by such Subsidiary Guarantor;
(8)            Indebtedness existing at a time a Person becomes a Subsidiary Guarantor;
(9)            Guarantees of project Indebtedness incurred by Companía Minera Teck Quebrada Blanca S.A. (“CMTQB”) to pay, finance or refinance, all or any part of, the purchase price, cost of acquisition, development, construction, exploration, lease of, expansion of, repairs, improvements or additions to any property or other asset of CMTQB;
(10)            Indebtedness that is subordinate in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; and
(11)            any extension, renewal, refunding, replacement or refinancing (collectively, a “refinancing”) of Indebtedness Incurred pursuant to Section 4.05(a)(3), (a)(6), (a)(7) and (a)(8) provided that such refinancing Indebtedness will not exceed the principal amount of Indebtedness so refinanced plus an amount necessary to pay fees and expenses, including premiums, related to such refinancing.

(b)            Indebtedness permitted by Section 4.05(a) need not be permitted solely by reference to one provision of Section 4.05(a) permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of Section 4.05(a) permitting such Indebtedness.  In the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.05(a), the Company shall be permitted, in its sole discretion, to divide, classify or reclassify all or a portion of such item of Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses of Section 4.05(a).
SECTION 4.06.                Limitation on Subsidiary Guarantees.  Prior to the time the conditions set out in Section 11.06(a)(3) or 11.06(a)(5) are satisfied, the Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee obligations under the Credit Facilities, unless such Restricted Subsidiary is a Subsidiary Guarantor or, within 30 days, executes and delivers a supplemental indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary.  Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.
SECTION 4.07.                Waiver of Certain Covenants.  The Company may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition set forth in Sections 4.02 to 4.06, inclusive, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series shall either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.
The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to waive compliance with any covenant or condition hereunder. If a record date is fixed, the Holders of such record date, or their duly appointed agents, and only such Persons shall be entitled to waive any such compliance, whether or not such Holders remain Holders after such record date, provided that unless the Holders of at least a majority in aggregate principal amount of the Outstanding Securities of such series shall have waived such compliance prior to the date which is 90 days after such record date, any such waiver previously given shall automatically and without further action by any Holder be cancelled and of no further effect.
SECTION 4.08.                Statement by Officers as to Compliance; Statement by Officers as to Default .  The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of Sections 4.04 to 4.06, inclusive, and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.
SECTION 4.09.                Further Instruments and Acts.  The Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.
Article 5
Successor Company

SECTION 5.01.                When Company or a Subsidiary Guarantor May Merge or Transfer Assets.  (a)    The Company shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other Person, or, directly or indirectly, convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:
(1)            the Person formed by or continuing from such consolidation or amalgamation or into which the Company is merged or with which the Company enters into such statutory arrangement or the Person which acquires or leases all or substantially all of the Company’s properties and assets (the “Successor Company”) (A) is organized and existing under the laws of the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of Holders, in any other country, provided that if such Successor Company is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the Successor Company assumes the Company’s obligations under the Securities and this Indenture to pay Additional Amounts, and, in connection therewith, for purposes of Sections 3.09 and 12.01, the name of such successor jurisdiction shall be added with “Canada” in each place that “Canada” appears therein and (B) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, or assumes by operation of law, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Securities (including any Additional Amounts under Section 12.01 hereof) and all of the Company’s obligations under this Indenture;
(2)            immediately before and after giving effect to such transaction, no Event of Default and no event which after notice or lapse of time or both would become an Event of Default shall have happened and be continuing; and
(3)            the Company or such Person shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, statutory arrangement, conveyance, transfer or lease and such supplemental indenture comply with this Article 5 and that all conditions precedent herein provided for relating to such transaction have been complied with.
This Section shall only apply to a merger, statutory arrangement, amalgamation or consolidation in which the Company is not the surviving corporation and to conveyances, leases and transfers by the Company as transferor or lessor.
(b)            Unless a Subsidiary Guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its Subsidiary Guarantee in accordance with Section 11.06, such Subsidiary Guarantor shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all of its properties and assets to any person, unless:
(1)            the Person formed by or continuing from such consolidation or amalgamation or into which the Subsidiary Guarantor is merged or with which the Subsidiary Guarantor enters into such statutory arrangement or the person which acquires or leases all or substantially all of the Subsidiary Guarantor’s properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the Holders of the Securities under the Subsidiary

Guarantee, in any other country, provided, that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes the Subsidiary Guarantor’s obligations under the Subsidiary Guarantee and this Indenture to pay Additional Amounts, and, in connection therewith, for purposes of the provisions of Section 12.01, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;
(2)            the successor Person expressly assumes or assumes by operation of law all of the Subsidiary Guarantor’s obligations under the Subsidiary Guarantee;
(3)            immediately before and after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing; and
(4)            the Subsidiary Guarantor or such Person shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, statutory arrangement, conveyance, transfer or lease and such supplemental indenture comply with this Article 5 and that all conditions precedent herein provided for relating to such transaction have been complied with.
(c)            Notwithstanding the foregoing:
(1)            any Subsidiary Guarantor may amalgamate, consolidate or enter into a statutory plan of arrangement with, merge with or into or directly or indirectly transfer all or part of its properties and assets to the Company or another Subsidiary Guarantor; and
(2)            the Company (or any Subsidiary Guarantor) may amalgamate, consolidate or enter into a statutory plan of arrangement with or merge with or into an Affiliate incorporated under the laws of the United States of America, any State thereof, the District of Columbia, Canada or any Province thereof solely for the purpose of reincorporating the Company (or such Subsidiary Guarantor) in another jurisdiction to realize tax or other benefits, provided, that the Successor Company (or successor Person) expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, or assumes by operation of law all of the obligations of the Company (or such Subsidiary Guarantor)  under the Securities and this Indenture, and provided further, that as a result of such amalgamation, consolidation, statutory plan of arrangement or merger the Company or Successor Company (or such Subsidiary Guarantor or successor Person) would not become required to make any deductions or withholding on account of pursuant to Section 12.01 that the Company (or such Subsidiary Guarantor) would not have been required to make had the amalgamation, consolidation, statutory plan of arrangement or merger not occurred.
SECTION 5.02.                Successor Company Substituted.  In case of any such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all of the Securities and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company shall succeed to and be substituted for the Company, with the same effect as if it had been the Company and the Company shall thereupon be relieved of any further obligation or liabilities hereunder or upon the Securities, and the Company as the predecessor corporation may thereupon or at any time thereafter be dissolved, wound-up or liquidated.  Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall certify and shall deliver any Securities which previously shall have been signed and delivered by the officers of the Company to the Trustee for certification, and any Securities which such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose.  All the Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of this Indenture.
In case of any such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease, or change in the name of the Company, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may, in the opinion of the Trustee, be appropriate.
SECTION 5.03.                Securities to be Secured in Certain Events.  If, upon the consummation of any transaction referenced in Section 5.01, any of the Company’s Principal Properties would thereupon become subject to a Mortgage, then unless such Mortgage could be created pursuant to Section 4.04 without equally and ratably securing the Securities, the Company, prior to or simultaneously with such transaction, shall secure the Outstanding Securities (together with, if the Company shall so determine, any other Indebtedness of the Company now existing or hereafter created which is not subordinate to the Securities) equally and ratably with or prior to the Indebtedness secured by such Mortgage, or shall cause such Outstanding Securities to be so secured.
Article 6
Defaults and Remedies
SECTION 6.01.                Events of Default.  Each of the following is an “Event of Default” with respect to a series of Securities:
(1)            default in the payment of any interest due on any Security of that series when such interest becomes due and payable and such default is continued for 30 days;
(2)            default in the payment of the principal of (or premium, if any, on) any Security of that series when it becomes due and payable;
(3)            default in the performance, or breach, of any of the covenants of the Company in Section 5.01(a) of this Indenture in respect of the Securities of that series;
(4)            default in the performance, or breach, of any other covenants of the Company in this Indenture in respect of the Securities of that series, and such default or breach is continued for 60 days after there has been given to the Company a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal of Outstanding Securities of any series affected thereby;
(5)            if, at any time following release of the Teck Metals Guarantee, (i) Teck Metals or any successor thereof has been for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness in an aggregate amount which exceeds 10% of

Consolidated Net Tangible Assets, (ii) Teck Metals has not, within such 30-day period, provided to the Trustee a Subsidiary Guarantee of the Securities on substantially the same terms and conditions as the original Subsidiary Guarantee that ranks pari passu with the unsecured and unsubordinated Indebtedness of Teck Metals and (iii) on the 30th day of such 30-day period Teck Metals was a Subsidiary of the Company;
(6)            if an event of default (as defined in any indenture or instrument under which the Company or any Restricted Subsidiary has at the time of this Indenture or shall thereafter have outstanding any Indebtedness) shall have occurred and be continuing, or the Company or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay shall have resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$100,000,000 and 2% of Shareholders’ Equity shall be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (a) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an Event of Default for purposes of this Indenture until 30 days after such Indebtedness has been accelerated, or (b) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (i) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to the Company or a Restricted Subsidiary, it shall not be considered an Event of Default for purposes of this Indenture; or (ii) if such accelerated indebtedness is recourse to the Company or a Restricted Subsidiary, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay or event of default shall be applicable together with an additional seven days before being considered an Event of Default for purposes of this Indenture;
(7)            any Subsidiary Guarantee with respect to such series of Securities ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee or pursuant to the terms of this Indenture) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee with respect to such series of Securities;
(8)            the entry of a decree or order by a court of competent jurisdiction adjudging the Company or a Restricted Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or a Restricted Subsidiary under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a Restricted Subsidiary or of any substantial part of the property of the Company or a Restricted Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or a Restricted Subsidiary, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(9)            the institution by the Company or a Restricted Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the Company or a Restricted Subsidiary to the institution of bankruptcy or insolvency proceedings against the Company or a Restricted Subsidiary, or the filing by the Company or a Restricted Subsidiary of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by the Company or a Restricted Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a Restricted Subsidiary or of any substantial part of the property of the Company or a Restricted Subsidiary, or the making by the Company or a Restricted Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or a Restricted Subsidiary in writing of its inability to pay its debts generally as they become due.
Upon the occurrence of an Event of Default pursuant to this Section 6.01 with respect to Securities of a series all or part of which is represented by a Global Security, a record date shall automatically and without any other action taken by any Person be set for the purpose of determining the Holders of Outstanding Securities of such series entitled to join in any Notice of Default, which record date shall be the close of business on the day the Trustee shall have received such Notice of Default.  The Holders of Outstanding Securities of such series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such Notice of Default, whether or not such Holders remain Holders after such record date; provided that, unless such Notice of Default shall have become effective by virtue of Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents) having joined in such Notice of Default prior to the day which is 90 days after such record date, such Notice of Default shall automatically and without any action by any Person be cancelled and of no further effect. Nothing in this paragraph shall prevent a Holder (or duly appointed agent thereof) from giving, before or after expiration of such 90-day period, a Notice of Default contrary to or different from a Notice of Default previously given by a Holder, or from giving, after the expiration of such period, a Notice of Default identical to a Notice of Default that has been cancelled pursuant to the proviso to the preceding sentence, in any of which events a record date in respect thereof shall be set pursuant to the provisions of this Section 6.01.
SECTION 6.02.                Acceleration of Maturity; Rescission and Annulment.  If an Event of Default described in Section 6.01 with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount, if any, of the Outstanding Securities of that series, declare the principal amount of all of the Securities of that series and all interest thereon to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders) and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable.
At any time after such a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:
(1)            the Company has paid or deposited with the Trustee a sum sufficient to pay in U.S. dollars,
(A)	all overdue interest, if any, on all Outstanding Securities of that series (or of all series, as the case may be),

(B)	all unpaid principal of (and premium, if any, on) any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest, if any, on such unpaid principal (and premium, if any) at the rate or rates prescribed therefor in such Securities,
(C)	to the extent that payment of such interest is lawful, interest on overdue interest, if any, at the rate or rates prescribed therefor in such Securities, and
(D)	all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(2)            all Events of Default with respect to Securities of that series (or of all series, as the case may be) other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series (or of all series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.13.
No such rescission shall affect any subsequent default or impair any right consequent thereon.
Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Securities because of an Event of Default specified in Section 6.01(6) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or otherwise paid in full.
Upon the Trustee providing any declaration of acceleration, or rescission and annulment thereof pursuant to this Section 6.02 with respect to Securities of any series all or part of which is represented by a Global Security, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of Outstanding Securities of such series entitled to join such declaration of acceleration, or rescission and annulment, as the case may be, which record date shall be the close of business on the date the Trustee shall have provided such declaration of acceleration, or rescission and annulment, as the case may be. The Holders of Outstanding Securities of such series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such declaration of acceleration, or rescission and annulment, as the case may be, whether or not such Holders remain Holders after such record date; provided that, unless such declaration of acceleration, or rescission and annulment, as the case may be, shall have become effective by virtue of the requisite percentage having been obtained prior to the day which is 90 days after such record date (or their duly appointed agents), such declaration of acceleration, or rescission and annulment, as the case may by, shall automatically and without any action by any Person be cancelled and of no further effect. Nothing in this paragraph shall prevent a Holder (or duly appointed agent thereof) from giving, before or after the expiration of such 90-day period, a declaration of acceleration, or a rescission and annulment of any such declaration, contrary to or different from a declaration previously given by a Holder, or from giving, after the expiration of such period, a declaration identical to a declaration of acceleration, or rescission and annulment thereof, as the case may be, that has been cancelled pursuant to the proviso to the preceding sentence, in any of which events a new record date shall be established pursuant to the provisions of this Section 6.02.
SECTION 6.03.                Collection of Indebtedness and Suits for Enforcement by Trustee.  The Company covenants that if

(1)            default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or
(2)            default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, if any, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name, as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.
If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
SECTION 6.04.                Trustee May File Proofs of Claim.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal, premium, if any, or interest, if any) shall be entitled and empowered, by intervention in such proceeding or otherwise,
(1)            to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Security or Indexed Securities as may be specified in the terms of such series, and interest, if any, owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and
(2)            to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payment to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.
Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
SECTION 6.05.                Trustee May Enforce Claims Without Possession of Securities.  All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.
SECTION 6.06.                Application of Money Collected.  Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:
FIRST: To the payment of all amounts due the Trustee under Section 7.07;
SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, if any, respectively; and
THIRD: The balance, to the Person or Persons entitled thereto.
SECTION 6.07.                Limitation on Suits.  No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities of any series, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:
(1)            such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;
(2)            the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
(3)            such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;
(4)            the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)            no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series;
it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing themselves of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.
SECTION 6.08.                Unconditional Contractual Right of Holders to Receive Principal, Premium and Interest.  Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the contractual right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article 8) and in such Security of the principal of (and premium, if any) and interest, if any, on such Security on the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on the redemption date or) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
SECTION 6.09.                Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.
SECTION 6.10.                Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
SECTION 6.11.                Delay or Omission Not Waiver.  No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
SECTION 6.12.                Control by Holders.  The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series in respect of which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Outstanding Securities of such series, provided that in each case (1) such direction shall not be in conflict with any rule of law or with this Indenture, and (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Upon receipt by the Trustee of any such direction with respect to Securities of a series all or part of which is represented by a Global Security, a record date shall automatically and without any further action by any Person be set for the purpose of determining the Holders of Outstanding Securities of such series entitled to join in such direction, which record date shall be the close of business on the day the Trustee shall have received such direction. The Holders of Outstanding Securities of such series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such direction, whether or not such Holders remain Holders after such record date; provided that, unless such direction shall have become effective by virtue of Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such direction shall automatically and without any action by any Person be cancelled and of no further effect. Nothing in this paragraph shall prevent a Holder (or a duly appointed agent of a Holder) from giving, before or after the expiration of such 90-day period, a direction contrary to or different from a direction previously given by a Holder, or from giving, after the expiration of such period, a direction identical to a direction that has been cancelled pursuant to the proviso to the preceding sentence, in any of which events a new record date in respect thereof shall be set pursuant to the provisions of this Section 6.12.
SECTION 6.13.                Waiver of Past Defaults.  Subject to Section 6.02, the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Outstanding Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default
(1)            in the payment of the principal of (or premium, if any) or interest on any Security of such series or the payment of Additional Amounts, if any, or
(2)            in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.
The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to waive any past default hereunder. If a record date is fixed, the Holders on such record date (or their duly designated agents), and only such Persons, shall be entitled to waive any default hereunder, whether or not such Holders remain Holders after such record date; provided, that unless such majority in principal amount shall have been obtained prior to the date which is 90 days after such record date, any such waiver previously given shall automatically and without further action by any Holder be cancelled and of no further effect.
Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.
SECTION 6.14.                Undertaking for Costs.  All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 25% in aggregate principal amount of the Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the redemption date).
SECTION 6.15.                Waiver of Stay or Extension Laws.  The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted; provided that this Section shall not prohibit the Company from exercising any rights it may have under this Indenture to contest any actions taken by the Trustee pursuant to this Section.

Article 7
Trustee
SECTION 7.01.                Duties of Trustee.  (a)    If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.
(b)            Except during the continuance of an Event of Default:
(1)            the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and
(2)            in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).
(c)            The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:
(1)            this paragraph does not limit the effect of paragraph (b) of this Section;
(2)            the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and
(3)            the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.12.
(d)            Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.
(f)            Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
(g)            No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
(h)            Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.
SECTION 7.02.                Rights of Trustee.  (a)     The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document.
(b)            Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers’ Certificate or Opinion of Counsel.
(c)            The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.
(d)            The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers conferred upon it by this Indenture; provided, however, that the Trustee’s conduct does not constitute wilful misconduct or negligence.
(e)            The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.
(f)            The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
(g)            In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
(h)            The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture.
(i)            The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the

Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.
(j)            In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
(k)            The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.
(l)            The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.
SECTION 7.03.                Individual Rights of Trustee.  The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.  Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights.  However, the Trustee must comply with Sections 7.10.
SECTION 7.04.                Trustee’s Disclaimer.  The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture (or any supplement thereto) or the Securities, it shall not be accountable for the Company’s use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee’s certificate of authentication.
SECTION 7.05.                Notice of Defaults.  If a Default occurs with respect to any Securities of any series and is continuing and is known to the Trustee, the Trustee shall mail to each Holder of such series a notice of the Default within 30 days after it is known to a Trust Officer or written notice of it is received by a Trust Officer of the Trustee.  Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders of such series.
SECTION 7.06.                [Reserved].
SECTION 7.07.                Compensation and Indemnity.  The Company and the Subsidiary Guarantors, jointly and severally, agree to: (i) pay to the Trustee from time to time compensation for its services as has been agreed to by the Company and the Trustee.  The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust; (ii) reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services (such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts); (iii) indemnify the Trustee and its agents against any and all loss, damage, claims, liability or expense (including attorneys’ fees and expenses) incurred by it in connection with the administration of this trust and the performance of its duties hereunder.  The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.  Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder.  The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel.  The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee’s own willful misconduct, negligence or bad faith.
To secure the Company’s and the Subsidiary Guarantors’ payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Securities.
The Company’s and the Subsidiary Guarantors’ payment obligations pursuant to this Section shall survive the satisfaction and discharge of this Indenture.  When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(8) or (9) with respect to the Company, the expenses are intended to constitute expenses of administration under Title 11, United States Code, the Companies Creditors Arrangement Act (Canada) or any similar federal, provincial, territorial or state law for the relief of debtors.
SECTION 7.08.                Replacement of Trustee.  The Trustee may resign at any time with respect to the Securities of one or more series by so notifying the Company.  The Holders of a majority in principal amount of the Securities of a series may remove the Trustee with respect to the Securities of such series by so notifying with 31 days prior notice to the Trustee and may appoint a successor Trustee with respect to such series.  The Company shall remove the Trustee if:
(1)            the Trustee fails to comply with Section 7.10;
(2)            the Trustee is adjudged bankrupt or insolvent;
(3)            a receiver or other public officer takes charge of the Trustee or its property; or
(4)            the Trustee otherwise becomes incapable of acting.
If the Trustee resigns or is removed by the Company, or is removed by the Holders of a majority in principal amount of the Securities of one or more series and such Holders do not reasonably promptly appoint a successor Trustee with respect to each such series, or if a vacancy exists in the office of Trustee for any reason with respect to one or more series (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee with respect to each such series.
A successor Trustee with respect to the Securities of any series shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Thereupon the resignation or removal of the retiring Trustee with respect to such series shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture with respect to such series.  The successor Trustee shall mail a notice of its succession to Holders of the applicable series of Securities.  The retiring Trustee shall promptly transfer all property held by it as Trustee with respect to the applicable series of Securities to the successor Trustee of such series, subject to the lien provided for in Section 7.07.
If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount of the Securities of the applicable series may petition any court of competent jurisdiction for the appointment of a successor Trustee for such series of Securities.
If the Trustee fails to comply with Section 7.10, any Holder of a series may petition any court of competent jurisdiction for the removal of the Trustee with respect to such series and the appointment of a successor Trustee with respect to such series.
Notwithstanding the replacement of the Trustee pursuant to this Section, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.
SECTION 7.09.                Successor Trustee by Merger.  If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.
In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.
SECTION 7.10.                Corporate Trustee Required; Eligibility(a).  (a)  There shall at all times be a Trustee hereunder which shall be:
(1)            a corporation organized and doing business under the laws of the United States, or of any state or territory thereof, or of the District of Columbia, authorized under such laws to exercise corporate trust powers, and subject to supervision or examination by federal or state authority, or
(2)            a corporation or other person organized and doing business under the laws of a foreign government permitted to act as a Trustee pursuant to a rule, regulation or other order of the Commission, authorized under such laws to exercise corporate trust powers, and subject to supervision or examination by authority of such foreign government or a political subdivision thereof substantially equivalent to supervision or examination applicable to United States institutional trustees.
(b)            The Trustee shall have at all times a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.
Article 8
Defeasance and Covenant Defeasance
SECTION 8.01.                Option to Effect Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, elect to have either Section 8.02 or Section 8.03 applied to all Outstanding Securities of a series and Subsidiary Guarantees upon compliance with the conditions set forth below in this Article 8.
SECTION 8.02.                Defeasance.  Upon the Company’s exercise of the above option applicable to this Section with respect to Securities of any series, the Company (and any applicable Subsidiary Guarantors) shall be deemed to have been discharged from its obligations with respect to the Outstanding Securities of such series on the date the conditions set forth below are satisfied (hereinafter, “defeasance”).  For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Securities which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 8.05 and the other Sections of the Indenture referred to in (A) and (B) below of such series and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Securities of such series to receive solely from the trust fund described in Section 8.04 and as more fully set forth in such Section, payments in respect of the principal of and interest, if any, on such Securities when such payments are due, (B) the Company’s obligations with respect to such Securities under Sections 2.06, 2.07 and 2.09, and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 12.01, (C) the rights, powers, trusts, duties, and immunities of the Trustee hereunder and (D) this Article 8.  Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 with respect to Securities of any series notwithstanding the prior exercise of its option under Section 8.03 with respect to the Securities of such series.
SECTION 8.03.                Covenant Defeasance.  Upon the Company’s exercise of the above option applicable to this Section with respect to Securities of any series, and unless and until the Company has exercised its option applicable to Section 8.02 with respect to Securities of the same series, the Company (and any applicable Subsidiary Guarantors) shall be released from its obligations under Sections 4.02, 4.04, 4.05, 4.06 and 5.03 with respect to the Outstanding Securities of such series on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance”, and such Securities shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration (and the consequences thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder).  For this purpose, such covenant defeasance means that with respect to such Outstanding Securities the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any covenants set out in Sections 4.02, 4.04, 4.05, 4.06 and 5.03, whether directly or indirectly by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, but the remainder of this Indenture and the Securities of such series shall be unaffected thereby.  In addition, upon the Company’s exercise of such covenant defeasance, subject to the conditions set forth in Section 8.04 below, Clauses (3), (4) and (6) of Section 6.01 hereof shall not constitute “Events of Default”.
SECTION 8.04.                Conditions to Defeasance or Covenant Defeasance.  The following shall be the conditions to application of either Section 8.02 or Section 8.03 to the Outstanding Securities of any series:
(1)            the Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 7.10 who shall agree to comply with the provisions of this Article 8 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically

(2)            pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series, (A) money in an amount, or (B) U.S. Government Obligations applicable to such Securities (determined on the basis of the Currency in which such Securities are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest, if any, in respect thereof in accordance with their terms shall provide, not later than one day before the due date of any payment of principal of and premium, if any, and interest, if any, under such Securities, money in an amount, or (C) a combination thereof, sufficient in the case of (A), (B) or (C), in the opinion of a nationally recognized firm of financial advisors or independent chartered professional accountants (expressed in a written certification thereof delivered to the Company, as evidenced by an Officers’ Certificate delivered to the Trustee), to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Outstanding Securities of such series on the Stated Maturity (or redemption date, if applicable) of such principal or interest, if any.  For this purpose, “U.S. Government Obligations” means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian or the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt;
(3)            no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit;
(4)            such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound;
(5)            in the case of an election under Section 8.02, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of this Indenture there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities of such series shall not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and shall be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;
(6)            in the case of an election under Section 8.03, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities of such series shall not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and shall be subject to U.S. Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;
(7)            the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 8.02 or the covenant defeasance under Section 8.03 (as the case may be) have been complied with;
(8)            the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and
(9)            the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of such Outstanding Securities shall not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purpose as a result of such defeasance or covenant defeasance and shall be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such counsel shall assume that Holders of the Securities include Holders who are not resident in Canada).
SECTION 8.05.                Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.  All money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 in respect of the Outstanding Securities of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any paying agent (including the Company acting as its own paying agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and interest, if any, but such money need not be segregated from other funds except to the extent required by law.
The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 8.04 or the principal (and premium, if any) and interest, if any received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Securities of such series.
Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon a Company Request any money or U.S. Government Obligations held by it as provided in Section 8.04 which, in the opinion of a nationally recognized firm of financial advisors or independent public accountants (expressed in a written certification thereof delivered to the Company, together with an Officers’ Certificate delivered to the Trustee), are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance.
SECTION 8.06.                Reinstatement.  If the Trustee or any paying agent is unable to apply any money in accordance with Section 8.05 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.05; provided, however, that if the

Company makes any payment of principal of (or premium, if any) or interest, if any, on any such Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or paying agent.
Article 9
Satisfaction and Discharge
SECTION 9.01.                Satisfaction and Discharge of Indenture.
(a)            This Indenture shall cease to be of further effect with respect to any series of Securities (except as to any surviving rights of registration of transfer or exchange of Securities of such series expressly provided for herein or pursuant hereto and any right to receive Additional Amounts as contemplated by Article 12), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, as to such series, when
(1)	either:
(A)	all Securities of such series that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation, or
(B)	all Securities of such series and, in the case of (i) or (ii) below, not theretofore delivered to the Trustee for cancellation
(i)	have become due and payable by reason of the mailing of a notice of redemption or otherwise, or
(ii)	shall become due and payable at their Stated Maturity within one year, or
(iii)	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in the currency in which the Securities of such Securities are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or redemption date, as the case may be;
(2)	the Company or any Subsidiary Guarantor has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Outstanding Securities of such series; and

(3)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.
(b)            After the conditions to discharge contained in this Article 9 have been satisfied, and the Company or any Subsidiary Guarantor has paid or caused to be paid all other sums payable hereunder, and delivered to the Trustee an Officers’ Certificate and Opinion of Counsel, each stating that all conditions precedent to satisfaction and discharge have been satisfied, the Trustee upon written request shall acknowledge in writing the discharge of the obligations of the Company and the Subsidiary Guarantors under this Indenture.
Article 10
Amendment, Supplement and Waiver
SECTION 10.01.             Without Consent of Holders.  The Company, the Subsidiary Guarantors and the Trustee, at any time and from time to time, may amend or supplement this Indenture with respect to a series of Securities or the Securities of that series without notice to or consent of any Holder of that series to:
(1)            cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;
(2)            provide for the assumption of the Company’s or a Subsidiary Guarantor’s obligations in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Subsidiary Guarantor’s assets in accordance with Section 5.01;
(3)            provide for uncertificated Securities in addition to or in place of certificated Securities of such series;
(4)            add Subsidiary Guarantees with respect to the Securities of such series or to secure the Securities of such series;
(5)            add to the covenants of the Company or any Subsidiary Guarantor for the benefit of the Holders of the Securities of such series or to surrender any right or power herein conferred upon the Company or any Subsidiary Guarantor with respect to such series;
(6)            provide for the issuance of Additional Securities;
(7)            to confirm and evidence the release, termination or discharge of any guarantee or security in respect of any Securities when such release, termination or discharge, as applicable, is permitted by this Indenture;
(8)            to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of such series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee;

(9)            to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of such series of Securities pursuant to Sections 9.01, 9.02 and 8.03; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series or any other series of Securities in any material respect;
(10)            to comply with Article 5; or
(11)            conform the text of this Indenture to any provision of the section entitled “Description of the notes” contained in the Offering Memorandum to the extent that such “Description of the notes” was intended to be a verbatim recitation of this Indenture.
After an amendment under this Section 10.01 becomes effective with respect to a series of Securities, the Company shall mail to Holders of such series a notice briefly describing such amendment.  The failure to give such notice to all Holders of such series, or any defect therein, shall not impair or affect the validity of an amendment under this Section 10.01.
SECTION 10.02.             With Consent of Holders.  The Company, the Subsidiary Guarantors and the Trustee may amend this Indenture with respect to a series of Securities or the Securities of such series with the written consent of the Holders of at least a majority in principal amount of the Outstanding Securities of that series affected (including consents obtained in connection with a tender offer or exchange for the Securities of that series) and any past default or compliance with any provisions may also be waived with the consent of the Holders of at least a majority in principal amount of the Outstanding Securities of that series affected.  However, without the consent of each Holder of an Outstanding Security of a series affected thereby, an amendment or waiver may not:
(1)            change the Stated Maturity of the principal of (or premium, if any) or any installment of interest on any Security of such series;
(2)            reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, on any Security of such series;
(3)            change any obligation of the Company to pay Additional Amounts contemplated by Section 12.01 (except as contemplated by Section 5.01(a)(1) and (b)(1)),
(4)            or reduce the amount of the principal of any Security of such series that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.02 or the amount thereof provable in bankruptcy pursuant to Section 6.04, or adversely affect any right of repayment at the option of any Holder,
(5)            change any Place of Payment
(6)            change the currency of payment of principal on (or premium, if any) or interest, if any on any Security of such series,
(7)            impair the contractual right of any Holder to receive payment of principal of, premium, if any, and interest on such Holder’s Securities on or after the due dates thereof or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Securities;

(8)            reduce the percentage in aggregate principal amount of the Outstanding Securities of such series required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture which affect such series or certain defaults applicable to such series hereunder and their consequences provided for in this Indenture;
(9)            make any change in, or release other than in accordance with this Indenture, any Subsidiary Guarantee that would adversely affect the Holders of any such Securities; or
(10)            modify any of the provisions of this Section, Section 6.13 or Section 4.07, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series.
A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of the other series.  The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto.  If a record date is fixed, the Holders on such record date or their duly designated agents, and only such Persons, shall be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; provided that unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 90 days after such record date, any such consent previously given shall automatically and without further action by any Holder be cancelled and of no further effect.
It shall not be necessary to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if the substance thereof shall be approved.
SECTION 10.03.             Execution of Supplemental Indentures.  In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture.  The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
SECTION 10.04.             Effect of Supplemental Indentures.  Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
SECTION 10.05.             Reference in Securities to Supplemental Indentures.  Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

SECTION 10.06.             Notice of Supplemental Indentures.  Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of Section 10.02, the Company shall give notice thereof to the Holders of each Outstanding Security affected, in the manner set forth in Section 13.01, setting forth in general terms the substance of such supplemental indenture.
Article 11
Subsidiary Guarantees
SECTION 11.01.             Guarantees.  Each Subsidiary Guarantor of a series of Securities hereby unconditionally and irrevocably guarantees, jointly and severally, on a senior basis to each Holder of such series and to the Trustee and its successors and assigns (a) the full and punctual payment of principal of and interest on the Securities of such series when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under this Indenture with respect to the Securities of such series and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture with respect to the Securities of such series (all the foregoing, with respect to a series of Securities, being hereinafter collectively called the “Guaranteed Obligations”).  Each Subsidiary Guarantor of a series of Securities further agrees that the Guaranteed Obligations with respect to such series may be extended or renewed, in whole or in part, without notice or further assent from such Subsidiary Guarantor and that such Subsidiary Guarantor will remain bound under this Article 11 notwithstanding any extension or renewal of any Obligation with respect to such series.
Each Subsidiary Guarantor of a series of Securities waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations with respect to such series and also waives notice of protest for nonpayment.  Each Subsidiary Guarantor of a series of Securities waives notice of any default under the Securities of such series or the Guaranteed Obligations of such series.  The obligations of each Subsidiary Guarantor hereunder of a series of Securities shall not be affected by (1) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person (including any Subsidiary Guarantor of such series) under this Indenture with respect to the Securities of such series or any other agreement or otherwise; (2) any extension or renewal of any thereof; (3) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture with respect to the Securities of such series or any other agreement; (4) the release of any security held by any Holder of such series or the Trustee for the Guaranteed Obligations of such series or any of them; (5) the failure of any Holder of such series or the Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations of such series; or (6) except as set forth in Section 11.06, any change in the ownership of such Subsidiary Guarantor.
Each Subsidiary Guarantor of a series of Securities further agrees that its Subsidiary Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder of such series or the Trustee for such series to any Security held for payment of the Guaranteed Obligations of such series.
Except as expressly set forth in Sections 8.02, 11.02 and 11.06, the obligations of each Subsidiary Guarantor of a series of Securities hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations of such series or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor of a series of Securities herein shall not be discharged or impaired or otherwise affected by the failure of any Holder of such series or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture with respect to the Securities of such series or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Subsidiary Guarantor or would otherwise operate as a discharge of such Subsidiary Guarantor as a matter of law or equity.
Each Subsidiary Guarantor of a series of Securities further agrees that its Subsidiary Guarantee with respect to such series herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Obligation with respect to such series is rescinded or must otherwise be restored by any Holder of such series or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.
In furtherance of the foregoing and not in limitation of any other right which any Holder of a series of Securities or the Trustee has at law or in equity against any Subsidiary Guarantor of such series by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Guaranteed Obligation with respect to such series when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation with respect to such series, each Subsidiary Guarantor of such series hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders of such series or the Trustee an amount equal to the sum of (A) the unpaid amount of such Guaranteed Obligations, (B) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by law) and (C) all other monetary Guaranteed Obligations of the Company to the Holders of such series and the Trustee.
Each Subsidiary Guarantor of a series of Securities agrees that, as between it, on the one hand, and the Holders of such series and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations with respect to such series hereby may be accelerated as provided in Article 6 for the purposes of such Subsidiary Guarantor’s Subsidiary Guarantee with respect to such series herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations with respect to such series guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Subsidiary Guarantor for the purposes of this Section 11.01.
Each Subsidiary Guarantor of a series of Securities also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 11.01.
SECTION 11.02.             Limitation on Liability.  Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by any Subsidiary Guarantor with respect to a series of Securities shall not exceed the maximum amount that can be hereby guaranteed without rendering this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.
SECTION 11.03.             Successors and Assigns.  This Article 11 shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall enure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 11.04.             No Waiver.  Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege.  The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.
SECTION 11.05.             Modification.  No modification, amendment or waiver of any provision of this Article 11, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on any Subsidiary Guarantor in any case shall entitle such Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.
SECTION 11.06.             Release of Subsidiary Guarantor.
(a)            A Subsidiary Guarantor will be automatically released from its obligations under this Article 11 (other than any obligation that may have arisen under Section 11.07) with respect to Securities of a series:
(1)            upon the sale or other disposition (including by way of amalgamation, consolidation, statutory plan of arrangement or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of the Company;
(2)            upon the sale or disposition of all or substantially all the assets (including by way of amalgamation, consolidation, statutory plan of arrangement or merger) of such Subsidiary Guarantor;
(3)            upon defeasance or covenant defeasance of the Securities of such series pursuant to Article 8 or if the Company’s obligations under this Indenture are satisfied and discharged pursuant to Article 9;
(4)            if (i) the Company notifies Moody’s, S&P, Fitch and the Trustee of its intention to exercise its option to terminate such Subsidiary Guarantee of the applicable series of Securities at least 45 days prior to the proposed date of such termination (the “Release Date”); (ii) on the proposed Release Date, the Company delivers to the Trustee an Officers’ Certificate stating that the Company has satisfied each of the three conditions listed below; and (iii) at the time of such release (and any other concurrent release, termination, repayment or discharge of any other Guarantee or other Indebtedness of such Subsidiary Guarantor), (a) such Subsidiary Guarantor shall not Guarantee any obligations under the Credit Facilities, (b) at least two of three of Moody’s, S&P or Fitch have affirmed that the rating assigned by them to the Securities of such series shall not be downgraded as a result of the termination of such Subsidiary Guarantee, or notice thereof and (c) no Default or Event of Default has occurred and is continuing under this indenture; or
(5)            if the applicable series of Securities is rated Release Investment Grade by at least two of three of Moody’s, S&P or Fitch and no Default or Event of Default has occurred and is continuing under this Indenture;

provided, however, that in the case of clauses (1) and (2) above, (i) such sale or other disposition is made to a Person other than the Company or an Affiliate of the Company and (ii) such sale or disposition is otherwise permitted by this Indenture.
(b)            Notwithstanding Section 11.06(a), the Subsidiary Guarantee of Teck Metals Ltd. (“Teck Metals”) shall not be automatically released pursuant to Section 11.06(a)(4) or (a)(5) if, at the time such Subsidiary Guarantee of Teck Metals would otherwise be released, Teck Metals is a guarantor of any outstanding notes of a series issued under the (i) Indenture, dated as of August 17, 2010, among the Company, as issuer, Teck Metals, as guarantor, and The Bank of New York Mellon, as trustee, as amended by the First Supplemental Indenture, dated as of August 17, 2010, as amended by the Second Supplemental Indenture, dated as of September 22, 2010, as amended by the Third Supplemental Indenture, dated as of July 5, 2011, as amended by the Fourth Supplemental Indenture, dated as of February 28, 2012, and as amended by the Fifth Supplemental Indenture, dated as of August 8, 2012 (collectively, the “2010 Indenture”) or (ii) the Trust Indenture, dated as of September 12, 2002 (the “2002 Indenture”), between the Company (as successor to Teck Cominco Limited) and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.
(c)            If Teck Metals is a guarantor of any outstanding notes of a series issued under the 2010 Indenture or the 2002 Indenture, then Teck Metals shall be released and relieved from its obligations under this Article 11 and its Subsidiary Guarantee will be terminated with respect to Securities of a series (such Subsidiary Guarantee, the “Teck Metals Guarantee”) upon the Company’s request (without the consent of the Trustee) if:
(1)            the Company notifies each debt rating agency known to it which has assigned a rating to the applicable series of Securities and which is designated by the SEC as a “Nationally Recognized Statistical Rating Organization” (a “Participating NRSRO”) and the Trustee of its intention to exercise the option to terminate the Teck Metals Guarantee of the applicable series of Securities at least 45 days prior to the proposed date of such termination (the “Teck Metals Release Date”);
(2)            on the proposed Teck Metals Release Date, the Company delivers to the Trustee an Officers’ Certificate stating that it has satisfied each of the four conditions listed in subsection (3) below; and
(3)            at the time of such release (and any other concurrent release, termination, repayment or discharge of any other Guarantee or other debt of Teck Metals),
(i)	Teck Metals shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets,
(ii)	the rating assigned to the Securities of such series by at least two Participating NRSROs (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities,
(iii)	at least two Participating NRSROs (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the Securities of such series shall not be downgraded as a result of the termination of the Teck Metals Guarantee, or notice thereof and
(iv)	no Default or Event of Default has occurred and is continuing under this Indenture.
(d)            Notwithstanding Section 11.06(c), the Teck Metals Guarantee may not be released pursuant to Section 11.06(c) if, immediately after the release, Teck Metals remains (i) a guarantor in respect of any of the Company’s existing public debt securities outstanding on the date hereof, or (ii) an obligor on any intercompany Indebtedness which has been pledged by the Company for the benefit of any holders of any of the Company’s existing public debt securities outstanding on the date hereof.
(e)            At the request of the Company and upon delivery of an Officers’ Certificate and Opinion of Counsel, if required, the Trustee shall execute and deliver an appropriate instrument evidencing the release of a Subsidiary Guarantor pursuant to this Section 11.06.
SECTION 11.07.             Contribution.  Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee with respect to a series of Securities shall be entitled upon payment in full of all Guaranteed Obligations under this Indenture with respect to such series to a contribution from each other Subsidiary Guarantor of such series in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors of such series at the time of such payment determined in accordance with GAAP.
SECTION 11.08.             Execution and Delivery.
(a)            To evidence its Subsidiary Guarantee set forth in Section 11.01, each Subsidiary Guarantor hereby agrees that this Indenture shall be executed on behalf of such Subsidiary Guarantor by an officer, director, general manager or person holding an equivalent title.
(b)            Each Subsidiary Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 11.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Subsidiary Guarantee on the Securities of a series.
(c)            If the person whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates any Security of a series, the Subsidiary Guarantees shall be valid nevertheless.
(d)            The delivery of any Security of a series by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantors.
Article 12
Additional Amounts
SECTION 12.01.             Payment of Additional Amounts
(a)            All payments made by or on behalf of the Company under or with respect to any series of Securities (or by any Subsidiary Guarantor with respect to any Subsidiary Guarantee of any series of Securities) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any Province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless the Company or such Subsidiary Guarantor is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.  If the Company or such Subsidiary Guarantor is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company or such Subsidiary Guarantor will pay to each Holder as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such Holder would have received if such Canadian Taxes had not been withheld or deducted; provided, however, no Additional Amounts will be payable with respect to a payment made to a Holder (herein, an “Excluded Holder”):
(1)            with which the Company (or a Subsidiary Guarantor) does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment, or where the Holder is, or does not deal at arm’s length with any person that is, a “specified shareholder” of the Company for purposes of the thin capitalization rules in the Income Tax Act (Canada);
(2)            which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder;
(3)            which is subject to such Canadian Taxes by reason of the Holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or
(4)            which is subject to such Canadian Taxes because the Holder is not entitled to the benefit of an applicable treaty by reason of the legal nature of such Holder.
(b)            The Company shall also: (1) make such withholding or deduction; and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
(c)            The Company shall furnish to the Holders, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Company.
(d)            The Company shall indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount (excluding any Additional Amounts that have been previously paid by the Company) of:
(1)            any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;
(2)            any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and
(3)            any Canadian Taxes imposed with respect to any reimbursement under Section 12.01(d)(1) and (2), but excluding any such Canadian Taxes on such Holder’s net income.

(e)            Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
Article 13
Miscellaneous
SECTION 13.01.             Notices.  Any notice or communication shall be in writing and delivered in person or mailed by first-class mail addressed as follows:
if to the Company or any Subsidiary Guarantor:

Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention of:  Treasurer
if to the Trustee:

The Bank of New York Mellon
101 Barclay Street. Floor 4E
New York, New York 10286
Attention of:  International Corporate Trust
The Company, any Subsidiary Guarantor or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.
Any notice or communication mailed to a Holder shall be mailed to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.
Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.  If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.
The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods; provided, however, that (a) the party providing such written instructions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (b) such originally executed instructions or directions shall be signed by an authorized representative of the party providing such instructions or directions.  If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction.  The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

SECTION 13.02.             Certificate and Opinion as to Conditions Precedent.  Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:
(1)            an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and
(2)            an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.
SECTION 13.03.             Statements Required in Certificate or Opinion.  Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:
(1)            a statement that the individual making such certificate or opinion has read such covenant or condition;
(2)            a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(3)            a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and
(4)            a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.
SECTION 13.04.             Rules by Trustee, Paying Agent and Registrar.  The Trustee may make reasonable rules for action by or a meeting of Holders.  The Registrar and the Paying Agent may make reasonable rules for their functions.
SECTION 13.05.             Legal Holidays.  If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.  If a regular record date is a Legal Holiday, the record date shall not be affected.
SECTION 13.06.             Governing Law.  This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.
SECTION 13.07.             No Recourse Against Others.  A director, officer, employee or stockholder, as such, of the Company or any Subsidiary Guarantor shall not have any liability for any obligations of the Company under the Securities or this Indenture or of such Subsidiary Guarantor under its Subsidiary Guarantee or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a Security, each Holder shall waive and release all such liability.  The waiver and release shall be part of the consideration for the issue of the Securities.
SECTION 13.08.             Successors.  All agreements of the Company and the Subsidiary Guarantors in this Indenture and the Securities shall bind their respective successors.  All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 13.09.             Multiple Originals.  The parties may sign any number of copies of this Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  One signed copy is enough to prove this Indenture.  Delivery of an executed counterpart of a signature page to this Indenture by facsimile or other electronic transmission (e.g., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

SECTION 13.10.             Table of Contents; Headings.  The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.
SECTION 13.11.             Waiver of Jury Trial.  EACH OF THE COMPANY, THE SUBSIDIARY GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.
SECTION 13.12.             Foreign Account Tax Compliance Act (FATCA).  In order to comply with applicable tax laws, rules and regulations (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time (“Applicable Law”), the Company agrees to provide to The Bank of New York Mellon sufficient information reasonably requested by The Bank of New York Mellon relating to the Securities and this Indenture in order to assist The Bank of New York Mellon in determining whether it has tax related obligations under Applicable Law.
[SIGNATURE PAGES FOLLOW]

TECK RESOURCES LIMITED

By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice-President, Finance and Chief Financial Officer

By:	/s/ Karen L. Dunfee
	Name:	Karen L. Dunfee
	Title:	Corporate Secretary

[Signature page to the Indenture]

TCL U.S. HOLDINGS LTD.

By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	President

[Signature page to the Indenture]

TECK ALASKA INCORPORATED

By:	/s/ Phillip A. Pesek
	Name:	Phillip A. Pesek
	Title:	Secretary

[Signature page to the Indenture]

TECK COAL PARTNERSHIP, by its managing partner FORDING PARTNERSHIP, by its managing partner TECK RESOURCES COAL PARTNERSHIP, by its managing partner TECK RESOURCES LIMITED

By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice-President, Finance and Chief Financial Officer

By:	/s/ Karen L. Dunfee
	Name:	Karen L. Dunfee
	Title:	Corporate Secretary

[Signature page to the Indenture]

CERTIFICATE
I HEREBY CERTIFY THAT:
1. Ronald A. Millos and Karen L. Dunfee, authorized signatories of Teck Resources Limited, being the managing partner of Teck Resources Coal Partnership, being the managing partner of Fording Partnership, being the managing partner of TECK COAL PARTNERSHIP, a subsidiary guarantor (the “Guarantor”) party to the indenture, dated as of June 7, 2016, among TECK RESOURCES LIMITED, as issuer, the subsidiary guarantors named therein (including TECK COAL PARTNERSHIP) and THE BANK OF NEW YORK MELLON, as Trustee, which this certificate is attached to, appeared in person before me and acknowledged that he/she had executed the indenture under which the Guarantor provides the subsidiary guarantee (the “Guarantee”) upon the terms stated in the indenture.
2.  I satisfied myself by examination of the Guarantor that he/she is aware of the contents of the Guarantee and understands it.
CERTIFIED by Nikola Uzelac, Lawyer at the City of Vancouver in the Province of British Columbia this 7th day of June, 2016.
/s/ Nikola Uzelac
Name of Lawyer: Nikola Uzelac
STATEMENT OF GUARANTOR
I am the person named in this certificate.
TECK COAL PARTNERSHIP, by its
managing partner, FORDING PARTNERSHIP,
by its managing partner, TECK RESOURCES
COAL PARTNERSHIP, by its managing partner,
TECK RESOURCES LIMITED

Per:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer

Per:	/s/ Karen L. Dunfee
	Name:	Karen L. Dunfee
	Title:	Corporate Secretary

[Signature page to the Indenture]

TECK FINANCIAL CORPORATION LTD.

By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	President

By:	/s/ Karen L. Dunfee
	Name:	Karen L. Dunfee
	Title:	Secretary

[Signature page to the Indenture]

TECK METALS LTD.

By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice-President, Finance and Chief Financial Officer

By:	/s/ Karen L. Dunfee
	Name:	Karen L. Dunfee
	Title:	Corporate Secretary

[Signature page to the Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ James Briggs
	Name:	James Briggs
	Title:	Vice President

[Signature page to the Indenture]

SCHEDULE 1

INITIAL SUBSIDIARY GUARANTORS

The following lists each Subsidiary Guarantor under the Indenture as of the date of the Indenture:

TCL U.S. Holdings Ltd.
Teck Alaska Incorporated
Teck Coal Partnership
Teck Financial Corporation Ltd.
Teck Metals Ltd.

APPENDIX A
PROVISIONS RELATING TO SECURITIES
1.            Definitions 1.1  Definitions
For the purposes of this Appendix the following terms shall have the meanings indicated below:
“Depository” means The Depository Trust Company, its nominees and their respective successors.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Custodian” means the custodian with respect to a Global Security (as appointed by the Depository), or any successor Person thereto and shall initially be the Trustee.
Capitalized terms used and not otherwise defined in this Appendix A shall have the meanings given to them in the Indenture.
1.2            Other Definitions.
Term	Defined in Section:

“144A Global Security”	2.1(a)
“2021 144A Global Security”	2.1(a)
“2021 Regulation S Global Security”	2.1(a)
“2024 144A Global Security”	2.1(a)
“2024 Regulation S Global Security”	2.1(a)
“Agent Members”	2.1(b)
“Global Security”	2.1(a)
“Regulation S Global Security”	2.1(a)

2.            The Securities.
2.1            (a)  Form and Dating.  The 2021 Securities and the 2024 Securities shall be issued initially in the form of one or more permanent global restricted Securities in definitive, fully registered form (the “2021 144A Global Security” and the “2024 144A Global Security,” respectively, and each, a “144A Global Security”) and one or more permanent global Regulation S Securities in definitive, fully registered form (the “2021 Regulation S Global Security,” and the “2024 Regulation S Global Security,” respectively, and each, a “Regulation S Global Security”, and together with the 144A Global Securities, each, a “Global Security”) with the global securities legend set forth in Exhibit 1.1, Exhibit 2.1, Exhibit 1.2 and Exhibit 2.2 hereto, respectively, which shall be deposited on behalf of the purchasers of the Securities represented thereby with the Securities Custodian and registered in the name of the Depository or a nominee of the Depository, duly executed by the Company and authenticated by the Trustee as provided in this Indenture.  The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee as hereinafter provided.

(b)            Book-Entry Provisions.  This Section 2.1(b) shall apply only to a Global Security deposited with or on behalf of the Depository.
The Company shall execute and the Trustee shall, in accordance with this Section 2.1(b), authenticate and deliver initially one or more Global Securities that (a) shall be registered in the name of the Depository for such Global Security or Global Securities or the nominee of such Depository and (b) shall be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions or held by the Trustee as custodian for the Depository.
Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depository or by the Trustee as the custodian of the Depository or under such Global Security, and the Company, the Trustee and any agent of the Company or the Trustee shall be entitled to treat the Depository as the absolute owner of such Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of such Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Security.
(c)            Certificated Securities.  Except as provided in this Section 2.1 or Section 2.3 or 2.4, owners of beneficial interests in Global Securities shall not be entitled to receive physical delivery of certificated Securities.
2.2            Authentication.  The Trustee shall authenticate and deliver:  (1) on the Issue Date, an aggregate principal amount of $650,000,000 8.000% Notes due 2021 and $600,000,000 8.500% Notes due 2024 and (2) any Additional Securities for an original issue in an aggregate principal amount specified in the written order of the Company pursuant to Section 2.02 of the Indenture.  In the case of any issuance of Additional Securities pursuant to Section 2.13 of the Indenture, a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company shall certify that such issuance is in compliance with Section 4.03 of the Indenture.
2.3            Transfer and Exchange.
(a)            Transfer and Exchange of Beneficial Interests in the Global Securities.  The transfer and exchange of beneficial interests in the Global Securities shall be effected through the Depositary in accordance with the provisions hereof and the Applicable Procedures; provided that no procedures set forth herein shall apply to transfers of beneficial interests within a Global Security.  Beneficial interests in Restricted Global Securities shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act.  Transfers of beneficial interests in Global Securities also shall require compliance with either clause (1) or (2) below, as applicable, as well as one or more of the other following clauses, as applicable:
(1)            Transfer of Beneficial Interests in the Same Global Security.  Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Private Placement Legend and any Applicable Procedures.  Beneficial interests in any Unrestricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security.  Except as may be required by any Applicable Procedures, no written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.3(a)(1).

(2)            All Other Transfers and Exchanges of Beneficial Interests in Global Securities.  In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.3(a)(1) above, the transferor of any such beneficial interest must deliver to the Registrar either (A)(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) if permitted under Section 2.4 hereof, (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Security in an amount equal to the beneficial interest to be transferred or exchanged and (ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Security shall be registered to effect the transfer or exchange referred to in (B)(i) above.  Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in the Indenture and the Securities or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security(s) pursuant to Section 2.3(g) hereof.
(3)            Transfer of Beneficial Interests in a Restricted Global Security to Another Restricted Global Security.  A beneficial interest in any Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Security if the transfer complies with the requirements of Section 2.3(a)(2) above and the Registrar receives the following:
(A)            if the transferee will take delivery in the form of a beneficial interest in a 144A Global Security, then the transferor must deliver a certificate in the form of Appendix C hereto, including the certifications in item (1) thereof; and
(B)        if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Security, then the transferor must deliver a certificate in the form of Appendix C hereto, including the certifications in item (2) thereof.
(4)            Transfer and Exchange of Beneficial Interests in a Restricted Global Security for Beneficial Interests in an Unrestricted Global Security.  A beneficial interest in any Restricted Global Security may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if the exchange or transfer complies with the requirements of Section 2.3(a)(2) above and the Registrar receives the following:
(A)            if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (1)(a) thereof; or
(B)            if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Appendix C hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this clause 4, if the Company or the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Company and the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.
If any such transfer is effected pursuant to this Section 2.3(a)(4) at a time when an Unrestricted Global Security has not yet been issued, the Company shall execute and the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this Paragraph 4.
(5)            Transfer or Exchange of Beneficial Interests in Unrestricted Global Securities for Beneficial Interests in Restricted Global Securities Prohibited.  Beneficial interests in an Unrestricted Global Security may not be exchanged for, or transferred to Persons who take delivery thereof in the form of, beneficial interests in a Restricted Global Security.
(b)            Transfer or Exchange of Beneficial Interests in Global Securities for Definitive Securities.
(1)            Beneficial Interests in Restricted Global Securities to Restricted Definitive Securities.  Subject to Section 2.4 hereof, if any holder of a beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Security, then, upon receipt by the Registrar of the following documentation:
(A)            if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (2)(a) thereof;
(B)            if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (1) thereof;
(C)      if such beneficial interest is being transferred to a “non‑U.S. Person” (as defined in Rule 902(k) of Regulation S) in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (2) thereof;
(D)            if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (3)(a) thereof;
(E)            if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (3)(b) thereof, the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of the applicable Restricted Global Security, and the Company shall execute and the Trustee shall authenticate and deliver a Restricted Definitive Security in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder.  Any Restricted Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.3(b)(1) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall designate in such instructions.  The Trustee shall deliver such Restricted Definitive Securities to the Persons in whose names such Securities are so registered.  Any Restricted Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.3(b)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.
(2)            Beneficial Interests in Restricted Global Securities to Unrestricted Definitive Securities.  Subject to Section 2.4 hereof, a holder of a beneficial interest in a Restricted Global Security may exchange such beneficial interest for an Unrestricted Definitive Security or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security only if the Registrar receives the following:
(A)            if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for an Unrestricted Definitive Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (1)(b) thereof; or
(B)            if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such holder in the form of Appendix C hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this clause 2, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Company and the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.
Upon satisfaction of the conditions of this Section 2.3(b)(2) the Company shall execute, and the Trustee shall authenticate and deliver an Unrestricted Definitive Security in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder, and the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of the applicable Restricted Global Security.
(3)            Beneficial Interests in Unrestricted Global Securities to Unrestricted Definitive Securities.  Subject to Section 2.4 hereof, if any holder of a beneficial interest in an Unrestricted Global Security proposes to exchange such beneficial interest for an Unrestricted Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security, then, upon satisfaction of the applicable conditions set forth in Section 2.3(a)(2) hereof, the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of the applicable Unrestricted Global Security, and the Company shall execute and the Trustee shall authenticate and deliver an Unrestricted Definitive Security in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder.  Any Unrestricted Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.3(b)(3) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall designate in such instructions.  The Trustee shall deliver such Unrestricted Definitive Security to the Persons in whose names such Security is so registered.  Any Unrestricted Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.3(b)(3) shall not bear the Private Placement Legend.
(c)            Transfer and Exchange of Definitive Securities for Beneficial Interests in Global Securities.
(1)            Restricted Definitive Securities to Beneficial Interests in Restricted Global Securities.  If any holder of a Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security or to transfer such Restricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:
(A)            if the holder of such Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (2)(b) thereof;
(B)            if such Restricted Definitive Security is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (1) thereof; or
(C)        if such Restricted Definitive Security is being transferred to a “non‑U.S. Person” (as defined in Rule 902(k) of Regulation S) in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Appendix C hereto, including the certifications in item (2) thereof, the Trustee shall cancel the Restricted Definitive Security, increase or cause to be increased in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Security, in the case of clause (B) above, a 144A Global Security, and in the case of clause (C) above, a Regulation S Global Security.
(2)            Restricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities.  A holder of a Restricted Definitive Security may exchange such Security for a beneficial interest in an Unrestricted Global Security or transfer such Restricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if the Registrar receives the following:
(A)            if the holder of such Restricted Definitive Security proposes to exchange such Security for a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (1)(c) thereof; or
(B)            if the holder of such Restricted Definitive Security proposes to transfer such Security to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Appendix C hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this clause 2, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Company and the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.
Upon satisfaction of the conditions of this Section 2.3(c)(2), the Trustee shall cancel such Restricted Definitive Security and increase or cause to be increased in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of the Unrestricted Global Security.
(3)            Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities.  A holder of an Unrestricted Definitive Security may exchange such Security for a beneficial interest in an Unrestricted Global Security or transfer such Unrestricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time.  Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause to be increased in a corresponding amount pursuant to Section 2.3(g) hereof the aggregate principal amount of one of the Unrestricted Global Securities.
(4)            Transfer or Exchange of Unrestricted Definitive Securities to Beneficial Interests in Restricted Global Securities Prohibited.  An Unrestricted Definitive Security may not be exchanged for, or transferred to Persons who take delivery thereof in the form of, beneficial interests in a Restricted Global Security.
(5)            Issuance of Unrestricted Global Securities.  If any such exchange or transfer of a Definitive Security for a beneficial interest in an Unrestricted Global Security is effected pursuant to clause (2) or (3) above at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the principal amount of Definitive Securities so transferred.
(d)             Transfer and Exchange of Definitive Securities for Definitive Securities.  Upon request by a holder of Definitive Securities and such holder’s compliance with the provisions of this Section 2.3(d), the Registrar shall register the transfer or exchange of Definitive Securities.  Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder.  In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.3(d).
(1)            Restricted Definitive Securities to Restricted Definitive Securities.  Any Restricted Definitive Security may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Security if the Registrar receives the following:
(A)            if the transfer will be made pursuant to Rule 144A, a certificate in the form of Appendix C hereto, including the certifications in item (1) thereof;
(B)            if the transfer will be made pursuant to Rule 903 or Rule 904, a certificate in the form of Appendix C hereto, including the certifications in item (2) thereof; and
(C)        if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, a certificate in the form of Appendix C hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.
(2)            Restricted Definitive Securities to Unrestricted Definitive Securities.  Any Restricted Definitive Security may be exchanged by the holder thereof for an Unrestricted Definitive Security or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Security only if the Registrar receives the following:
(A)            if the holder of such Restricted Definitive Security proposes to exchange such Security for an Unrestricted Definitive Security, a certificate from such holder in the form of Appendix D hereto, including the certifications in item (1)(d) thereof; or
(B)            if the holder of such Restricted Definitive Security proposes to transfer such Security to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such holder in the form of Appendix C hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this clause 2, if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Company and the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.
Upon satisfaction of the conditions of this Section 2.3(d)(2) the Trustee shall cancel the prior Restricted Definitive Security and the Company shall execute, and the Trustee shall authenticate and deliver an Unrestricted Definitive Security in the appropriate principal amount to the Person designated by the holder of such prior Restricted Definitive Security in instructions delivered to the Registrar by such holder.
(3)            Unrestricted Definitive Securities to Unrestricted Definitive Securities.  A holder of an Unrestricted Definitive Security may transfer such Security to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security.  Upon receipt of a request to register such a transfer, the Registrar shall register such Unrestricted Definitive Security pursuant to the instructions from the Holder thereof.
(e)            Legends.  The following legends shall appear on the face of all Global Securities and Definitive Securities issued under the Indenture unless specifically stated otherwise in the applicable provisions of the Indenture.

(1)            Private Placement Legend.
       (A)      Except as permitted by clause (B) below, each Global Security and each Definitive Security (and all Securities issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:
“THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.
THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANY SUCCESSOR PROVISION THERETO (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.”
    (B)        Notwithstanding the foregoing, any Global Security or Definitive Security issued pursuant to clauses (b)(4), (c)(2), (c)(3), (d)(2) or (d)(3) to this Section 2.3 (and all Securities issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.
(2)            Regulation S Legend.  Each Regulation S Global Security shall bear a legend in substantially the following form:
“THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.”

(3)            Canadian Legend.  Each Global Security (and all Securities issued in exchange therefor or substitution thereof prior to October 8, 2016) shall bear the legend in substantially the following form:
“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY TO A RESIDENT OF CANADA BEFORE OCTOBER 8, 2016.”
(4)            Global Security Legend.  Each Global Security shall bear a legend in substantially the following form:
“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.3 OF APPENDIX A TO THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.4 OF APPENDIX A TO THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE  REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”
(f)            Cancellation and/or Adjustment of Global Securities.  At such time as all beneficial interests in a particular Global Security have been exchanged for Definitive Securities or a particular Global Security has been redeemed, repurchased or cancelled in whole and not in part, each such Global Security shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.10 of the Indenture.  At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Definitive Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.
(g)            General Provisions Relating to Transfers and Exchanges.
(1)            No service charge shall be made to a Holder of a beneficial interest in a Global Security or to a Holder of a Definitive Security for any registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.09, 3.06, 4.05, 4.06 and 9.05 of the Indenture).
(2)            All Global Securities and Definitive Securities issued upon any registration of transfer or exchange of Global Securities or Definitive Securities shall be the valid obligations of the Company, evidencing the same Indebtedness, as the Global Securities or Definitive Securities surrendered upon such registration of transfer or exchange and shall be entitled to all of the benefits of the Indenture equally and proportionately with all other Securities duly issued hereunder.
(3)            Neither the Registrar nor the Company shall be required (A) to issue, to register the transfer of or to exchange any Securities during a period beginning at the opening of business 15 days before the day of any selection of Securities for redemption under Section 3.02 of the Indenture and ending at the close of business on the date of selection, (B) to register the transfer of or to exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part or (C) to register the transfer of or to exchange a Security between a record date (including a Regular Record Date) and the next succeeding Interest Payment Date.
(4)            Prior to due presentment for the registration of a transfer of any Security, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes, in each case regardless of any notice to the contrary.
(5)            All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.3 to effect a registration of transfer or exchange may be submitted by facsimile.
(6)            The Trustee is hereby authorized and directed to enter into a letter of representation with the Depositary in the form provided by the Company and to act in accordance with such letter.
(7)            The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture under applicable law with respect to any transfer of any interest in any Security (including any transfer between or among Participants or other beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the Indenture, and to examine  the same to determine substantial compliance as to form with the express requirements hereof.
(h)            Notwithstanding any other provisions of this Appendix (other than the provisions set forth in Section 2.4), a Global Security may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.
(i)            No Obligation of the Trustee.
(1)            The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depository or other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to Holders under the Securities shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee in the case of a Global Security).  The rights of beneficial owners in any Global Security shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository.  The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.
(2)            The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depository participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
2.4            Certificated Securities.
(a)            A Global Security deposited with the Depository or with the Trustee as Securities Custodian for the Depository pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of certificated Securities in an aggregate principal amount equal to the principal amount of such Global Security, in exchange for such Global Security, only if such transfer complies with Section 2.3 hereof and (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security and the Depository fails to appoint a successor depository or if at any time such Depository ceases to be a “clearing agency” registered under the Exchange Act, in either case, and a successor depository is not appointed by the Company within 90 days of such notice, or (ii) an Event of Default has occurred and is continuing or (iii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of certificated Securities under this Indenture.
(b)            Any Global Security that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depository to the Trustee located at its principal Corporate Trust

Office in the Borough of Manhattan, The City of New York, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Security, an equal aggregate principal amount of certificated Securities of authorized denominations. Any portion of a Global Security transferred pursuant to this Section 2.4 shall be executed, authenticated and delivered only in denominations of $2,000 principal amount and any integral multiple of $1,000 in excess thereof and registered in such names as the Depository shall direct.
(c)            Subject to the provisions of Section 2.4(b) hereof, the registered Holder of a Global Security shall be entitled to grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.
(d)            In the event of the occurrence of one of the events specified in Section 2.4(a) hereof, the Company shall promptly make available to the Trustee a reasonable supply of certificated Securities in definitive, fully registered form without interest coupons.

EXHIBIT 1.1
to
APPENDIX A
[FORM OF FACE OF 2021 144A SECURITY]
[Global Securities Legend]
THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.3 OF APPENDIX A TO THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.4 OF APPENDIX A TO THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE  REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.
THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION

Appendix A-1

UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANY SUCCESSOR PROVISION THERETO (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY TO A RESIDENT OF CANADA BEFORE OCTOBER 8, 2016.

No.________	US$______

CUSIP NO.  ________
ISIN NO. ________

TECK RESOURCES LIMITED
8.000% Notes Due 2021
Teck Resources Limited, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Company under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO., or its registered assigns, the principal sum of ___________________UNITED STATES DOLLARS (US$__________), subject to adjustments listed on the Schedule of Increases or Decreases in Global Security attached hereto, on June 1, 2021.
Interest Payment Dates:  June 1 and December 1.
Record Dates:  May 15 and November 15.
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[SIGNATURE PAGE FOLLOWS]

Appendix A-2

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.
Dated: ___________________	TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
This is one of the 8.000% Notes due 2021 described in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory
Dated: ___________________

Appendix A-3

[FORM OF REVERSE SIDE OF 2021 144A SECURITY]
TECK RESOURCES LIMITED
8.000% Notes Due 2021
Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
1.            INTEREST.  Teck Resources Limited (the “Company”) promises to pay interest on the principal amount of this 2021 Security at 8.000% per annum.  The Company shall pay interest semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2016.  Interest on the 2021 Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 7, 2016.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue principal at the rate borne by this 2021 Security, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.
2.            METHOD OF PAYMENT.  The Company shall pay interest on the 2021 Securities (except defaulted interest) to the Persons who are registered Holders of 2021 Securities at the close of business on the May 15 or November 15 next preceding the interest payment date even if such 2021 Securities are canceled after the record date and on or before the interest payment date.  Holders must surrender 2021 Securities to a Paying Agent to collect principal payments.  The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of the 2021 Securities represented by a Global Security (including principal, premium and interest) shall be made by wire transfer of immediately available funds to the accounts specified by the Depository.  The Company shall make all payments in respect of a certificated 2021 Security (including principal, premium and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated 2021 Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).
3.            PAYING AGENT AND REGISTRAR.  Initially, The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York (the “Trustee”), shall act as Paying Agent and Registrar.  The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice.  The Company or any of its domestically incorporated wholly owned Subsidiaries incorporated in the United States of America may act as Paying Agent, Registrar or co-registrar.
4.            INDENTURE.  The Company issued the 2021 Securities under an Indenture dated as of June 7, 2016 (the “Indenture”), among the Company, the Subsidiary Guarantors and the Trustee.  This 2021 Security is one of a duly authorized issue of notes of the Company designated as its 8.000% Notes due 2021, initially issued in the aggregate principal amount of US$650,000,000. The terms of the 2021 Securities include those stated in the Indenture, and Holders are referred to the Indenture for a statement of those terms (which for greater certainty includes the right of exchange of the 2021 Securities provided in Appendix A to the Indenture, which is an express term of this 2021 Security).  Any term used in this 2021 Security that is defined in the Indenture shall have the meaning assigned to it in the Indenture.  To the extent any provision of this 2021 Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

Appendix A-4

5.            OPTIONAL REDEMPTION.
(a)            Prior to June 1, 2018, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(b)            Prior to June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).
(c)            On or after June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at the redemption prices applicable to the 2021 Securities (expressed as a percentage of principal amount of the 2021 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2021 Securities Redemption Percentage
2018	104.000%
2019	102.000%
2020 and thereafter	100.000%

6.            CHANGE OF CONTROL REPURCHASE EVENT.  Upon the occurrence of a Change of Control Repurchase Event, unless the Company shall have exercised its option pursuant to Section 5 hereof to redeem the 2021 Securities, the Company will be required to make an offer to each Holder of the 2021 Securities, to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that Holder’s 2021 Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2021 Securities to be repurchased plus any accrued and unpaid interest on such 2021 Securities to, but excluding, the repurchase date.
7.            GUARANTEE.  The payment by the Company of the principal of, and premium, if any, and interest on, the 2021 Securities is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.
8.            DENOMINATIONS; TRANSFER; EXCHANGE.  The 2021 Securities are in registered form without coupons in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.  A Holder may transfer or exchange 2021 Securities in accordance with the Indenture.  The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer

Appendix A-5

documents and the Company will require a Holder to pay any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any 2021 Securities selected for redemption (except, in the case of a 2021 Security to be redeemed in part, the portion of the 2021 Security not to be redeemed) or any Securities for a period of 15 days before a selection of 2021 Securities to be redeemed or 15 days before an interest payment date.  Transfer may be restricted as provided in the Indenture.
9.            PERSONS DEEMED OWNERS.  The registered Holder of this 2021 Security may be treated as the owner of it for all purposes.
10.         UNCLAIMED MONEY.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person.  After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.
11.         DISCHARGE AND DEFEASANCE.  Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the 2021 Securities and the Indenture with respect to the 2021 Securities if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the 2021 Securities to redemption or maturity, as the case may be.
12.         AMENDMENT; SUPPLEMENT AND WAIVER.  Subject to certain exceptions, the Indenture, or the 2021 Securities may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the 2021 Securities then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 Securities), and any existing default or compliance with any provision of the Indenture or the 2021 Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding 2021 Securities (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 Securities). Without the consent of any Holder of a 2021 Securities, the Indenture, or the 2021 Securities may be amended or supplemented to, among other things, cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders in any material respect.
13.         DEFAULTS AND REMEDIES.  The Events of Default relating to the 2021 Securities are defined in Section 6.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.
14.         TRUSTEE DEALINGS WITH COMPANY.  The Trustee in its individual or any other capacity may become the owner or pledgee of 2021 Securities and may become a creditor of, or otherwise deal with the Company or any of its Affiliates, with the same rights it would have if it were not Trustee.
15.         NO RECOURSE AGAINST OTHERS.  A director, officer, employee or stockholder, as such, of the Company or the Trustee shall not have any liability for any obligations of the Company under the 2021 Securities or the Indenture with respect to the 2021 Securities or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a 2021 Security, each Holder waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the 2021 Securities.

Appendix A-6

16.         AUTHENTICATION.  This 2021 Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this 2021 Security.
17.         ABBREVIATIONS.  Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).
18.         CUSIP NUMBERS.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Company has caused CUSIP numbers to be printed on the 2021 Securities and has directed the Trustee to use CUSIP numbers in notices of redemption as a convenience to Holders of 2021 Securities.  No representation is made as to the accuracy of such numbers either as printed on the 2021 Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
19.         GOVERNING LAW.  THIS 2021 SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to:
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention:  Treasurer

Appendix A-7

ASSIGNMENT FORM
To assign this Security, fill in the form below:
I or we assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint _______________________________________________as agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2021 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-8

[TO BE ATTACHED TO GLOBAL SECURITIES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY
The following increases or decreases in this Global 2021 Security have been made:
Date of Exchange	Amount of decrease in Principal amount of this Global 2021 Security	Amount of increase in Principal amount of this Global 2021 Security	Principal amount of this Global 2021 Security following such decrease or increase)	Signature of authorized officer of Trustee or Securities Custodian

Appendix A-9

OPTION OF HOLDER TO ELECT PURCHASE
If you want to elect to have this 2021 Security purchased by the Company pursuant to Section 4.03 of the Indenture, check the box:
☐ 4.03
If you want to elect to have only part of this 2021 Security purchased by the Company pursuant to Section 4.03 of the Indenture, state the amount in principal amount:  US$________________

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2021 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-10

EXHIBIT 1.2
to
APPENDIX A
[FORM OF FACE OF 2021 REGULATION S SECURITY]
[Global Securities Legend]
THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.3 OF APPENDIX A TO THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.4 OF APPENDIX A TO THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE  REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY TO A RESIDENT OF CANADA BEFORE OCTOBER 8, 2016.

Appendix A-11

No.________	US$______

CUSIP NO.  ________
ISIN NO. ________

TECK RESOURCES LIMITED
8.000% Notes Due 2021
Teck Resources Limited, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Company under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO., or its registered assigns, the principal sum of ___________________UNITED STATES DOLLARS (US$__________), subject to adjustments listed on the Schedule of Increases or Decreases in Global Security attached hereto, on June 1, 2021.
Interest Payment Dates:  June 1 and December 1.
Record Dates:  May 15 and November 15.
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[SIGNATURE PAGE FOLLOWS]

Appendix A-12

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.
Dated: ___________________	TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
This is one of the 8.000% Notes due 2021 described in the within-mentioned Indenture.
THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory
Dated: ___________________

Appendix A-13

[FORM OF REVERSE SIDE OF 2021 REGULATION S SECURITY]
TECK RESOURCES LIMITED
8.000% Notes Due 2021
Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
1.            INTEREST.  Teck Resources Limited (the “Company”) promises to pay interest on the principal amount of this 2021 Security at 8.000% per annum.  The Company shall pay interest semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2016.  Interest on the 2021 Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 7, 2016.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue principal at the rate borne by this 2021 Security, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.
2.            METHOD OF PAYMENT.  The Company shall pay interest on the 2021 Securities (except defaulted interest) to the Persons who are registered Holders of 2021 Securities at the close of business on the May 15 or November 15 next preceding the interest payment date even if such 2021 Securities are canceled after the record date and on or before the interest payment date.  Holders must surrender 2021 Securities to a Paying Agent to collect principal payments.  The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of the 2021 Securities represented by a Global Security (including principal, premium and interest) shall be made by wire transfer of immediately available funds to the accounts specified by the Depository.  The Company shall make all payments in respect of a certificated 2021 Security (including principal, premium and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated 2021 Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).
3.            PAYING AGENT AND REGISTRAR.  Initially, The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York (the “Trustee”), shall act as Paying Agent and Registrar.  The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice.  The Company or any of its domestically incorporated wholly owned Subsidiaries incorporated in the United States of America may act as Paying Agent, Registrar or co-registrar.
4.            INDENTURE.  The Company issued the 2021 Securities under an Indenture dated as of June 7, 2016 (the “Indenture”), among the Company, the Subsidiary Guarantors and the Trustee.  This 2021 Security is one of a duly authorized issue of notes of the Company designated as its 8.000% Notes due 2021, initially issued in the aggregate principal amount of US$650,000,000. The terms of the 2021 Securities include those stated in the Indenture, and Holders are referred to the Indenture for a statement of those terms (which for greater certainty includes the right of exchange of the 2021 Securities provided in Appendix A to the Indenture, which is an express term of this 2021 Security).  Any term used in this 2021 Security that is defined in the Indenture shall have the meaning assigned to it in the Indenture.  To the extent any provision of this 2021 Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

Appendix A-14

5.            OPTIONAL REDEMPTION.
(a)            Prior to June 1, 2018, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2021 Securities (calculated giving effect to any issuance of Additional 2021 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(b)            Prior to June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).
(c)            On or after June 1, 2018, the Company shall be entitled at its option to redeem the 2021 Securities, in whole or in part, at the redemption prices applicable to the 2021 Securities (expressed as a percentage of principal amount of the 2021 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2021 Securities Redemption Percentage
2018	104.000%
2019	102.000%
2020 and thereafter	100.000%

6.            CHANGE OF CONTROL REPURCHASE EVENT.  Upon the occurrence of a Change of Control Repurchase Event, unless the Company shall have exercised its option pursuant to Section 5 hereof to redeem the 2021 Securities, the Company will be required to make an offer to each Holder of the 2021 Securities, to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that Holder’s 2021 Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2021 Securities to be repurchased plus any accrued and unpaid interest on such 2021 Securities to, but excluding, the repurchase date.
7.            GUARANTEE.  The payment by the Company of the principal of, and premium, if any, and interest on, the 2021 Securities is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.
8.            DENOMINATIONS; TRANSFER; EXCHANGE.  The 2021 Securities are in registered form without coupons in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.  A Holder may transfer or exchange 2021 Securities in accordance with the Indenture.  The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer

Appendix A-15

documents and the Company will require a Holder to pay any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any 2021 Securities selected for redemption (except, in the case of a 2021 Security to be redeemed in part, the portion of the 2021 Security not to be redeemed) or any Securities for a period of 15 days before a selection of 2021 Securities to be redeemed or 15 days before an interest payment date.  Transfer may be restricted as provided in the Indenture.
9.            PERSONS DEEMED OWNERS.  The registered Holder of this 2021 Security may be treated as the owner of it for all purposes.
10.            UNCLAIMED MONEY.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person.  After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.
11.            DISCHARGE AND DEFEASANCE.  Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the 2021 Securities and the Indenture with respect to the 2021 Securities if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the 2021 Securities to redemption or maturity, as the case may be.
12.            AMENDMENT; SUPPLEMENT AND WAIVER.  Subject to certain exceptions, the Indenture, or the 2021 Securities may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the 2021 Securities then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 Securities), and any existing default or compliance with any provision of the Indenture or the 2021 Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding 2021 Securities (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2021 Securities). Without the consent of any Holder of a 2021 Securities, the Indenture, or the 2021 Securities may be amended or supplemented to, among other things, cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders in any material respect.
13.            DEFAULTS AND REMEDIES.  The Events of Default relating to the 2021 Securities are defined in Section 6.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.
14.            TRUSTEE DEALINGS WITH COMPANY.  The Trustee in its individual or any other capacity may become the owner or pledgee of 2021 Securities and may become a creditor of, or otherwise deal with the Company or any of its Affiliates, with the same rights it would have if it were not Trustee.
15.            NO RECOURSE AGAINST OTHERS.  A director, officer, employee or stockholder, as such, of the Company or the Trustee shall not have any liability for any obligations of the Company under the 2021 Securities or the Indenture with respect to the 2021 Securities or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a 2021 Security, each Holder waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the 2021 Securities.

Appendix A-16

16.            AUTHENTICATION.  This 2021 Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this 2021 Security.
17.            ABBREVIATIONS.  Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).
18.            CUSIP NUMBERS.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Company has caused CUSIP numbers to be printed on the 2021 Securities and has directed the Trustee to use CUSIP numbers in notices of redemption as a convenience to Holders of 2021 Securities.  No representation is made as to the accuracy of such numbers either as printed on the 2021 Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
19.            GOVERNING LAW.  THIS 2021 SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to:
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention:  Treasurer

Appendix A-17

ASSIGNMENT FORM
To assign this Security, fill in the form below:
I or we assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint _______________________________________________as agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2021 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-18

[TO BE ATTACHED TO GLOBAL SECURITIES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY
The following increases or decreases in this Global 2021 Security have been made:
Date of Exchange	Amount of decrease in Principal amount of this Global 2021 Security	Amount of increase in Principal amount of this Global 2021 Security	Principal amount of this Global 2021 Security following such decrease or increase)	Signature of authorized officer of Trustee or Securities Custodian

Appendix A-19

OPTION OF HOLDER TO ELECT PURCHASE
If you want to elect to have this 2021 Security purchased by the Company pursuant to Section 4.03 of the Indenture, check the box:
☐ 4.03
If you want to elect to have only part of this 2021 Security purchased by the Company pursuant to Section 4.03 of the Indenture, state the amount in principal amount:  US$________________

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2021 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-20

EXHIBIT 2.1
to
APPENDIX A
[FORM OF FACE OF 2024 144A SECURITY]
[Global Securities Legend]
THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.3 OF APPENDIX A TO THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.4 OF APPENDIX A TO THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE  REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.
THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION

Appendix A-21

UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANY SUCCESSOR PROVISION THERETO (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY TO A RESIDENT OF CANADA BEFORE OCTOBER 8, 2016.
No.________	US$______

CUSIP NO.  ________
ISIN NO. ________

TECK RESOURCES LIMITED
8.500% Notes Due 2024
Teck Resources Limited, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Company under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO., or its registered assigns, the principal sum of ___________________UNITED STATES DOLLARS (US$__________), subject to adjustments listed on the Schedule of Increases or Decreases in Global Security attached hereto, on June 1, 2024.
Interest Payment Dates:  June 1 and December 1.
Record Dates:  May 15 and November 15.
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[SIGNATURE PAGE FOLLOWS]

Appendix A-22

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.
Dated: ___________________	TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
This is one of the 8.500% Notes due 2024 described in the within-mentioned Indenture.
THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory
Dated: ___________________

Appendix A-23

[FORM OF REVERSE SIDE OF 2024 144A SECURITY]
TECK RESOURCES LIMITED
8.500% Notes Due 2024
Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
1.            INTEREST.  Teck Resources Limited (the “Company”) promises to pay interest on the principal amount of this 2024 Security at 8.500% per annum.  The Company shall pay interest semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2016.  Interest on the 2024 Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 7, 2016.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue principal at the rate borne by this 2024 Security, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.
2.            METHOD OF PAYMENT.  The Company shall pay interest on the 2024 Securities (except defaulted interest) to the Persons who are registered Holders of 2024 Securities at the close of business on the May 15 or November 15 next preceding the interest payment date even if such 2024 Securities are canceled after the record date and on or before the interest payment date.  Holders must surrender 2024 Securities to a Paying Agent to collect principal payments.  The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of the 2024 Securities represented by a Global Security (including principal, premium and interest) shall be made by wire transfer of immediately available funds to the accounts specified by the Depository.  The Company shall make all payments in respect of a certificated 2024 Security (including principal, premium and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated 2024 Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).
3.            PAYING AGENT AND REGISTRAR.  Initially, The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York (the “Trustee”), shall act as Paying Agent and Registrar.  The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice.  The Company or any of its domestically incorporated wholly owned Subsidiaries incorporated in the United States of America may act as Paying Agent, Registrar or co-registrar.
4.            INDENTURE.  The Company issued the 2024 Securities under an Indenture dated as of June 7, 2016 (the “Indenture”), among the Company, the Subsidiary Guarantors and the Trustee.  This 2024 Security is one of a duly authorized issue of notes of the Company designated as its 8.500% Notes due 2024, initially issued in the aggregate principal amount of US$600,000,000. The terms of the 2024 Securities include those stated in the Indenture, and Holders are referred to the Indenture for a statement of those terms (which for greater certainty includes the right of exchange of the 2024 Securities provided in Appendix A to the Indenture, which is an express term of this 2024 Security).  Any term used in this 2024 Security that is defined in the Indenture shall have the meaning assigned to it in the Indenture.  To the extent any provision of this 2024 Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

Appendix A-24

5.            OPTIONAL REDEMPTION.
(a)            Prior to June 1, 2019, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(b)            Prior to June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).
(c)            On or after June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at the redemption prices applicable to the 2024 Securities (expressed as a percentage of principal amount of the 2024 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2024 Securities Redemption Percentage
2019	106.375%
2020	104.250%
2021	102.125%
2022 and thereafter	100.000%

6.            CHANGE OF CONTROL REPURCHASE EVENT.  Upon the occurrence of a Change of Control Repurchase Event, unless the Company shall have exercised its option pursuant to Section 5 hereof to redeem the 2024 Securities, the Company will be required to make an offer to each Holder of the 2024 Securities, to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that Holder’s 2024 Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2024 Securities to be repurchased plus any accrued and unpaid interest on such 2024 Securities to, but excluding, the repurchase date.
7.            GUARANTEE.  The payment by the Company of the principal of, and premium, if any, and interest on, the 2024 Securities is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.
8.            DENOMINATIONS; TRANSFER; EXCHANGE.  The 2024 Securities are in registered form without coupons in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.  A Holder may transfer or exchange 2024 Securities in accordance with the Indenture.

Appendix A-25

The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and the Company will require a Holder to pay any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any 2024 Securities selected for redemption (except, in the case of a 2024 Security to be redeemed in part, the portion of the 2024 Security not to be redeemed) or any Securities for a period of 15 days before a selection of 2024 Securities to be redeemed or 15 days before an interest payment date.  Transfer may be restricted as provided in the Indenture.
9.            PERSONS DEEMED OWNERS.  The registered Holder of this 2024 Security may be treated as the owner of it for all purposes.
10.            UNCLAIMED MONEY.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person.  After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.
11.            DISCHARGE AND DEFEASANCE.  Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the 2024 Securities and the Indenture with respect to the 2024 Securities if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the 2024 Securities to redemption or maturity, as the case may be.
12.            AMENDMENT; SUPPLEMENT AND WAIVER.  Subject to certain exceptions, the Indenture, or the 2024 Securities may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the 2024 Securities then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2024 Securities), and any existing default or compliance with any provision of the Indenture or the 2024 Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding 2024 Securities (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2024 Securities). Without the consent of any Holder of a 2024 Securities, the Indenture, or the 2024 Securities may be amended or supplemented to, among other things, cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders in any material respect.
13.            DEFAULTS AND REMEDIES.  The Events of Default relating to the 2024 Securities are defined in Section 6.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.
14.            TRUSTEE DEALINGS WITH COMPANY.  The Trustee in its individual or any other capacity may become the owner or pledgee of 2024 Securities and may become a creditor of, or otherwise deal with the Company or any of its Affiliates, with the same rights it would have if it were not Trustee.
15.            NO RECOURSE AGAINST OTHERS.  A director, officer, employee or stockholder, as such, of the Company or the Trustee shall not have any liability for any obligations of the Company under the 2024 Securities or the Indenture with respect to the 2024 Securities or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a 2024 Security, each Holder waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the 2024 Securities.

Appendix A-26

16.            AUTHENTICATION.  This 2024 Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this 2024 Security.
17.            ABBREVIATIONS.  Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).
18.            CUSIP NUMBERS.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Company has caused CUSIP numbers to be printed on the 2024 Securities and has directed the Trustee to use CUSIP numbers in notices of redemption as a convenience to Holders of 2024 Securities.  No representation is made as to the accuracy of such numbers either as printed on the 2024 Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
19.            GOVERNING LAW.  THIS 2024 SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to:
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention:  Treasurer

Appendix A-27

ASSIGNMENT FORM
To assign this Security, fill in the form below:
I or we assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint _______________________________________________as agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2024 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-28

[TO BE ATTACHED TO GLOBAL SECURITIES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY
The following increases or decreases in this Global 2024 Security have been made:
Date of Exchange	Amount of decrease in Principal amount of this Global 2024 Security	Amount of increase in Principal amount of this Global 2024 Security	Principal amount of this Global 2024 Security following such decrease or increase)	Signature of authorized officer of Trustee or Securities Custodian

Appendix A-29

OPTION OF HOLDER TO ELECT PURCHASE
If you want to elect to have this 2024 Security purchased by the Company pursuant to Section 4.03 of the Indenture, check the box:
☐ 4.03
If you want to elect to have only part of this 2024 Security purchased by the Company pursuant to Section 4.03 of the Indenture, state the amount in principal amount:  US$________________

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2024 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-30

EXHIBIT 2.2
to
APPENDIX A
[FORM OF FACE OF 2024 REGULATION S SECURITY]
[Global Securities Legend]
THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.3 OF APPENDIX A TO THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.4 OF APPENDIX A TO THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE  REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY MUST NOT TRADE THE SECURITY TO A RESIDENT OF CANADA BEFORE OCTOBER 8, 2016.

Appendix A-31

No.________	US$______

CUSIP NO.  ________
ISIN NO. ________

TECK RESOURCES LIMITED
8.500% Notes Due 2024
Teck Resources Limited, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Company under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO., or its registered assigns, the principal sum of ___________________UNITED STATES DOLLARS (US$__________), subject to adjustments listed on the Schedule of Increases or Decreases in Global Security attached hereto, on June 1, 2024.
Interest Payment Dates:  June 1 and December 1.
Record Dates:  May 15 and November 15.
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[SIGNATURE PAGE FOLLOWS]

Appendix A-32

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.
Dated: ___________________	TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
This is one of the 8.500% Notes due 2024 described in the within-mentioned Indenture.
THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory
Dated: ___________________

Appendix A-33

[FORM OF REVERSE SIDE OF 2024 REGULATION S SECURITY]
TECK RESOURCES LIMITED
8.500% Notes Due 2024
Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
1.            INTEREST.  Teck Resources Limited (the “Company”) promises to pay interest on the principal amount of this 2024 Security at 8.500% per annum.  The Company shall pay interest semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2016.  Interest on the 2024 Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 7, 2016.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue principal at the rate borne by this 2024 Security, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.
2.            METHOD OF PAYMENT.  The Company shall pay interest on the 2024 Securities (except defaulted interest) to the Persons who are registered Holders of 2024 Securities at the close of business on the May 15 or November 15 next preceding the interest payment date even if such 2024 Securities are canceled after the record date and on or before the interest payment date.  Holders must surrender 2024 Securities to a Paying Agent to collect principal payments.  The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of the 2024 Securities represented by a Global Security (including principal, premium and interest) shall be made by wire transfer of immediately available funds to the accounts specified by the Depository.  The Company shall make all payments in respect of a certificated 2024 Security (including principal, premium and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated 2024 Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).
3.            PAYING AGENT AND REGISTRAR.  Initially, The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York (the “Trustee”), shall act as Paying Agent and Registrar.  The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice.  The Company or any of its domestically incorporated wholly owned Subsidiaries incorporated in the United States of America may act as Paying Agent, Registrar or co-registrar.
4.            INDENTURE.  The Company issued the 2024 Securities under an Indenture dated as of June 7, 2016 (the “Indenture”), among the Company, the Subsidiary Guarantors and the Trustee.  This 2024 Security is one of a duly authorized issue of notes of the Company designated as its 8.500% Notes due 2024, initially issued in the aggregate principal amount of US$600,000,000. The terms of the 2024 Securities include those stated in the Indenture, and Holders are referred to the Indenture for a statement of those terms (which for greater certainty includes the right of exchange of the 2024 Securities provided in Appendix A to the Indenture, which is an express term of this 2024 Security).  Any term used in this 2024 Security that is defined in the Indenture shall have the meaning assigned to it in the Indenture.  To the extent any provision of this 2024 Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

Appendix A-34

5.            OPTIONAL REDEMPTION.
(a)            Prior to June 1, 2019, the Company may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 108.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption (1) at least 65% of the aggregate principal amount of the 2024 Securities (calculated giving effect to any issuance of Additional 2024 Securities) remains outstanding; and (2) any such redemption by the Company must be made within 60 days of such Equity Offering.
(b)            Prior to June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Securities plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).
(c)            On or after June 1, 2019, the Company shall be entitled at its option to redeem the 2024 Securities, in whole or in part, at the redemption prices applicable to the 2024 Securities (expressed as a percentage of principal amount of the 2024 Securities to be redeemed) set forth below, plus accrued and unpaid interest thereon to, but not including, the date of redemption (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the twelve-month period beginning on June 1 of the years indicated below:
Year	2024 Securities Redemption Percentage
2019	106.375%
2020	104.250%
2021	102.125%
2022 and thereafter	100.000%

6.            CHANGE OF CONTROL REPURCHASE EVENT.  Upon the occurrence of a Change of Control Repurchase Event, unless the Company shall have exercised its option pursuant to Section 5 hereof to redeem the 2024 Securities, the Company will be required to make an offer to each Holder of the 2024 Securities, to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that Holder’s 2024 Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2024 Securities to be repurchased plus any accrued and unpaid interest on such 2024 Securities to, but excluding, the repurchase date.
7.            GUARANTEE.  The payment by the Company of the principal of, and premium, if any, and interest on, the 2024 Securities is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.
8.            DENOMINATIONS; TRANSFER; EXCHANGE.  The 2024 Securities are in registered form without coupons in denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.  A Holder may transfer or exchange 2024 Securities in accordance with the Indenture.

Appendix A-35

The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and the Company will require a Holder to pay any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any 2024 Securities selected for redemption (except, in the case of a 2024 Security to be redeemed in part, the portion of the 2024 Security not to be redeemed) or any Securities for a period of 15 days before a selection of 2024 Securities to be redeemed or 15 days before an interest payment date.  Transfer may be restricted as provided in the Indenture.
9.            PERSONS DEEMED OWNERS.  The registered Holder of this 2024 Security may be treated as the owner of it for all purposes.
10.         UNCLAIMED MONEY.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person.  After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.
11.         DISCHARGE AND DEFEASANCE.  Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the 2024 Securities and the Indenture with respect to the 2024 Securities if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the 2024 Securities to redemption or maturity, as the case may be.
12.         AMENDMENT; SUPPLEMENT AND WAIVER.  Subject to certain exceptions, the Indenture, or the 2024 Securities may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the 2024 Securities then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2024 Securities), and any existing default or compliance with any provision of the Indenture or the 2024 Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding 2024 Securities (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, 2024 Securities). Without the consent of any Holder of a 2024 Securities, the Indenture, or the 2024 Securities may be amended or supplemented to, among other things, cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders in any material respect.
13.         DEFAULTS AND REMEDIES.  The Events of Default relating to the 2024 Securities are defined in Section 6.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.
14.         TRUSTEE DEALINGS WITH COMPANY.  The Trustee in its individual or any other capacity may become the owner or pledgee of 2024 Securities and may become a creditor of, or otherwise deal with the Company or any of its Affiliates, with the same rights it would have if it were not Trustee.
15.         NO RECOURSE AGAINST OTHERS.  A director, officer, employee or stockholder, as such, of the Company or the Trustee shall not have any liability for any obligations of the Company under the 2024 Securities or the Indenture with respect to the 2024 Securities or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a 2024 Security, each Holder waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the 2024 Securities.

Appendix A-36

16.         AUTHENTICATION.  This 2024 Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this 2024 Security.
17.         ABBREVIATIONS.  Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).
18.         CUSIP NUMBERS.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Company has caused CUSIP numbers to be printed on the 2024 Securities and has directed the Trustee to use CUSIP numbers in notices of redemption as a convenience to Holders of 2024 Securities.  No representation is made as to the accuracy of such numbers either as printed on the 2024 Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
19.         GOVERNING LAW.  THIS 2024 SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to:
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention:  Treasurer

Appendix A-37

ASSIGNMENT FORM
To assign this Security, fill in the form below:
I or we assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint _______________________________________________as agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2024 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.
Appendix A-38

[TO BE ATTACHED TO GLOBAL SECURITIES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY
The following increases or decreases in this Global 2024 Security have been made:
Date of Exchange	Amount of decrease in Principal amount of this Global 2024 Security	Amount of increase in Principal amount of this Global 2024 Security	Principal amount of this Global 2024 Security following such decrease or increase)	Signature of authorized officer of Trustee or Securities Custodian

Appendix A-39

OPTION OF HOLDER TO ELECT PURCHASE
If you want to elect to have this 2024 Security purchased by the Company pursuant to Section 4.03 of the Indenture, check the box:
☐ 4.03
If you want to elect to have only part of this 2024 Security purchased by the Company pursuant to Section 4.03 of the Indenture, state the amount in principal amount:  US$________________

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this 2024 Security.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Appendix A-40

APPENDIX B

FORM OF CERTIFICATE OF TRANSFER
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention: General Counsel
Bank of New York Mellon, as Trustee
101 Barclay Street, Floor 4E
New York, New York 10286
Attention:  International Corporate Trust
Facsimile No.:  212-815-[●]
Re:            [            ]% Notes due [DATE]
Reference is hereby made to the Indenture, dated as of June 7, 2016 (the “Indenture”), among Teck Resources Limited, as issuer (the “Company”), the Subsidiary Guarantors party thereto and The Bank of New York Mellon, as trustee.  Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
___________________, (the “Transferor”) owns and proposes to transfer the Security[ies] or interest in such Security[ies] specified in Annex A hereto, in the principal amount of US$___________ in such Security[ies] or interests (the “Transfer”), to  ___________________________ (the “Transferee”), as further specified in Annex A hereto.  In connection with the Transfer, the Transferor hereby certifies that:
[CHECK ALL THAT APPLY]
☐  Check if Transferee will take delivery of a beneficial interest in the 144A Global Security or a Definitive Security Pursuant to Rule 144A.  The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Security is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Security for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Security and/or the Definitive Security and in the Indenture and the Securities Act.
☐  Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Security or a Definitive Security pursuant to Regulation S.  The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(a) of Regulation S under the Securities Act, and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.  Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Security and in the Indenture and the Securities Act.
☐  Check and complete if Transferee will take delivery of a Definitive Security pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.  The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Security and Restricted Definitive Security and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):
☐  such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;
or
☐  such Transfer is being effected to the Company or a Subsidiary thereof;
or
☐  such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.
☐  Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.
  ☐  Check if Transfer is pursuant to Rule 144.  (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security, on Restricted Definitive Security and in the Indenture.
   ☐ Check if Transfer is Pursuant to Regulation S.  (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security, on Restricted Definitive Security and in the Indenture.

   ☐ Check if Transfer is Pursuant to Other Exemption.  (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security or Restricted Definitive Security and in the Indenture.
This certificate and the statements contained herein are made for your benefit and the benefit of the Company.
[Insert Name of Transferor]

By:
Name:
Title:

Dated: ______________________

ANNEX A TO CERTIFICATE OF TRANSFER
1.            The Transferor owns and proposes to transfer the following:
[CHECK ONE OF (a) OR (b)]
(a)              ☐ a beneficial interest in the:
(i)             ☐ 144A Global Note (CUSIP _________), or
(ii)           ☐ Regulation S Global Note (CUSIP ______); or
(b)              ☐a Restricted Definitive Note.
2.            After the Transfer the Transferee will hold:
[CHECK ONE OF (a), (b) OR (c)]
(a)              ☐a beneficial interest in the:
(i)             ☐ 144A Global Note (CUSIP _________), or
(ii)           ☐ Regulation S Global Note (CUSIP _________), or
(iii)          ☐ Unrestricted Global Note (CUSIP _________); or
(b)              ☐a Restricted Definitive Note; or
(c)              ☐an Unrestricted Definitive Note,
in accordance with the terms of the Indenture.

EXHIBIT C
FORM OF CERTIFICATE OF EXCHANGE
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, British Columbia V6C 0B3
Attention: General Counsel

Bank of New York Mellon
101 Barclay Street, Floor 4E
New York, NY 10286
Attention:  International Corporate Trust
Facsimile No.: 212-815-[●]
Re:            [             ]% Notes due [DATE]
Reference is hereby made to the Indenture, dated as of June 7, 2016 (the “Indenture”), among Teck Resources Limited, as issuer (the “Company”), the Subsidiary Guarantors party thereto and The Bank of New York Mellon, as trustee.  Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
__________________________, (the “Owner”) owns and proposes to exchange the Security[ies] or interest in such Security[ies] specified herein, in the principal amount of US$____________ in such Security[ies] or interests (the “Exchange”).  In connection with the Exchange, the Owner hereby certifies that:
Exchange of Restricted Definitive Securities or Beneficial Interests in a Restricted Global Security for Unrestricted Definitive Securities or Beneficial Interests in an Unrestricted Global Security evidencing the same indebtedness as the Restricted Global Security
   ☐ Check if Exchange is from beneficial interest in a Restricted Global Security to beneficial interest in an Unrestricted Global Security.  In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a beneficial interest in an Unrestricted Global Security in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Security and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
   ☐ Check if Exchange is from beneficial interest in a Restricted Global Security to Unrestricted Definitive Security.  In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
   ☐ Check if Exchange is from Restricted Definitive Security to beneficial interest in an Unrestricted Global Security.  In connection with the Owner’s Exchange of a Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
   ☐ Check if Exchange is from Restricted Definitive Security to Unrestricted Definitive Security.  In connection with the Owner’s Exchange of a Restricted Definitive Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
Exchange of Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities for Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities
   ☐ Check if Exchange is from beneficial interest in a Restricted Global Security to Restricted Definitive Security.  In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a Restricted Definitive Security with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Security is being acquired for the Owner’s own account without transfer.  Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Security issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Security and in the Indenture and the Securities Act.
   ☐ Check if Exchange is from Restricted Definitive Security to beneficial interest in a Restricted Global Security.  In connection with the Exchange of the Owner’s Restricted Definitive Security for a beneficial interest in the [CIRCLE ONE] 144A Global Security or Regulation S Global Security with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Definitive Security and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States.  Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Security and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.
[Insert Name of Transferor]

By:
Name:
Title:

Dated: ______________________